As filed with the Securities and Exchange Commission on June 1, 2005
                           Registration No. 333-9298
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                   POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
         THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS


                               COOKSON GROUP PLC
   (Exact name of issuer of deposited securities as specified in its charter)


                  (Translation of issuer's name into English)

                               ENGLAND AND WALES
           (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)


                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
         (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                               Cookson Group plc
                               One Cookson Place
                         Providence, Rhode Island 02903
                                 (401) 521-1000

           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                        --------------------------------
                                   Copies to:
  Brigid Rentoul, Esq.      Richard Malthouse          Frettra M. Miller, Esq.
  Linklaters                Cookson Group plc          Citibank, N.A.
  One Silk Street           265 Strand                 388 Greenwich Street 19th
  London EC2Y 8HQ           London WC2R 1DB            New York, New York 10013
  United Kingdom            United Kingdom
               --------------------------------------------------


It is proposed that this filing become effective under Rule 466:
                                                |_| immediately upon filing.
                                                |_| on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

--------------------------------------------------------------------------------


The Registrant hereby amends this Post-Effective Amendment No. 1 to Form F-6 Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Form F-6 Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this Post-Effective Amendment No. 1 to Form F-6 Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              This Post-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                             CROSS REFERENCE SHEET

Item Number and Caption                           Location in Form of American
-----------------------
                                                  Depositary Receipt ("Receipt")
                                                  Filed Herewith as Prospectus
                                                  ------------------------------

1. Name of depositary and address            Face of Receipt - Introductory
                                             ----------------
   of its principal executive                Paragraph
   office

2. Title of American Depositary              Face of Receipt - top center
                                             ---------------
   Receipts and identity of
   deposited securities

   Terms of Deposit:

  (i)  The amount of deposited               Face of Receipt -  upper right
                                             ------------------
       securities represented by one         corner, introductory paragraph
       American Depositary Share

  (ii) The procedure for voting, if          Reverse of Receipt - Paragraphs
                                             ------------------
       any, the deposited securities         (16) and (17)

  (iii)The collection and                    Reverse of Receipt - Paragraph (14)
                                             ------------------
       distribution of dividends

  (iv) The transmission of notices,          Face of Receipt - Paragraphs (13)
                                             ---------------
       reports and  proxy soliciting         and (16)
       material

  (v)  The sale or exercise of               Reverse of Receipt - Paragraphs
                                             ------------------
       rights                                (14) and (16)

  (vi) The deposit or sale of                Face of Receipt -  Paragraphs (3),
                                             ---------------
       securities resulting from             (6), (14) and (18)
       dividends, splits or plans of
       reorganization

  (vii)Amendment, extension or               Reverse of Receipt - Paragraphs
                                             ------------------
       termination or the deposit            (23) and (24)
       agreement                             (no provision for extension)

  (viii)Rights of holders of                 Face of Receipt - Paragraph (13)
                                             ---------------
       Receipts to inspect the
       transfer books of the
       depositary and the list of
       holders of Receipts

  (ix) Restrictions upon the right           Face of Receipt - Paragraphs (2),
                                             ---------------
       to deposit or withdraw the            (3), (4), (6), (7), (9) and (10)
       underlying securities

  (x)  Limitation upon the liability         Face of Receipt - Paragraph (7)
                                             ---------------
       of the depositary                     Reverse of Receipt - Paragraphs
                                             ------------------
                                             (19) and (20)

3. Fees and charges which may be             Face of Receipt - Paragraph (10)
                                             ---------------
   imposed directly or indirectly
   against holders of Receipts

Item 2.  AVAILABLE INFORMATION               Face of Receipt - Paragraph (13)
                                             ---------------



Cookson Group plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., (Room 1024), Washington D.C. 20549.

                                   PROSPECTUS
                                   ----------




              THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO FORM OF AMENDMENT NO. 1 TO THE DEPOSIT AGREEMENT FILED AS EXHIBIT (A)(I) TO THIS POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6 REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 3.  EXHIBITS


               (a)(i) Form of Amendment No. 1 to Deposit Agreement, by and among Cookson Group plc (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit
(a)(i).

               (a)(ii) Deposit Agreement, dated as of September 14, 1998, by and among the Company, the Depositary and the Holders and Beneficial Owners from time to time of ADRs issued thereunder. - Filed herewith as Exhibit (a)(ii).


               (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. None.

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. None.

               (d) Opinion of Greenberg Traurig, counsel to the Depositary, as to the legality of the securities to be registered.*

               (e) Rule 466 Certification. - None.

               (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company.*




Item 4.  UNDERTAKINGS

               a) If the Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

               b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.







------------------------------
* Previously filed and incorporated by reference to Registration Statement No. 333-9298.

                                   SIGNATURES
                                   ----------




               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement dated as of September 14, 1998, and as proposed to be amended by Form of Amendment No. 1 to Deposit Agreement, by and among Cookson Group plc, Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. to Form F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the ___ day of ________, 2005.

                                         Legal entity created by the Deposit
                                         Agreement for the issuance of American
                                         Depositary Receipts evidencing American
                                         Depositary Shares, each representing
                                         five ordinary shares, 1p each, of
                                         Cookson Group plc as proposed to be
                                         amended by Form of Amendment No. 1 to
                                         Deposit Agreement.


                                         CITIBANK, N.A., as Depositary




                                         By:      /s/ Mary Gormley
                                             -----------------------------------
                                         Name:    Mary Gormley
                                         Title:   Vice President

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Act of 1933, as amended, Cookson Group plc has caused this Post-Effective Amendment No. 1 to Form F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in ________________, on the ____ day of ______, 2005.



                                         COOKSON GROUP PLC


                                         By:      /s/ Nicholas Salmon
                                             -----------------------------------
                                             Name:  Nicholas Salmon
                                             Title:  Chief Executive Officer

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on the ____ day of _______, 2005.



     Name                                             Title
     ----                                             ------



  /s/ Nicholas Salmon                      Chief Executive Officer, Director
---------------------------------
  Name:    Nicholas Salmon




  /s/ Dennis Millard                       Chief Financial Officer, Director
---------------------------------
  Name:    Dennis Millard                  (Principal Accounting Officer)




  /s/ Robert Beeston                       Director
---------------------------------
  Name:    Robert Beeston



  /s/ Gian Carlo Cozzani                   Director
---------------------------------
  Name:    Gian Carlo Cozzani



  /s/ Jan Oosterveld                       Director
---------------------------------
  Name:     Jan Oosterveld



  /s/ Barry W. Perry                       Director
----------------------------------
  Name: Barry W. Perry



  /s/ John Sussens                         Director
---------------------------------
  Name:    John Sussens

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Form F-6 Registration Statement has been signed below on ___________, 2005 by the undersigned as the duly authorized representative of Cookson Group plc in the United States.


      /s/ Stuart L. Daniels
   --------------------------------------------
     Name:     Stuart L. Daniels
     Title:    President of Cookson America, Inc.

                               Index to Exhibits
                               -----------------

                                                                  Sequentially
   Exhibit                Document                                Numbered Page
   -------                --------                                --------------



   (a)(i)                 Form of Amendment
                          No. 1 to Deposit
                          Agreement

   (a)(ii)                Deposit Agreement,
                          dated as of
                          September 14, 1998

               (a) (i) Form of Amendment No. 1 Deposit Agreement

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                               COOKSON GROUP PLC

                                      AND

                                CITIBANK, N.A.,
                                 As Depositary

                                      AND

                         HOLDERS AND BENEFICIAL OWNERS
                              FROM TIME TO TIME OF
                          AMERICAN DEPOSITARY RECEIPTS



                        --------------------------------
                                Amendment No. 1

                                       to

                               Deposit Agreement


                            Dated as of ______, 2005




--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      AMENDMENT NO. 1 TO DEPOSIT AGREEMENT

         AMENDMENT NO. 1 TO DEPOSIT AGREEMENT, is made as of _______, 2005 (the "Amendment"), by and among COOKSON GROUP PLC a public company limited by shares existing under the laws of England and Wales (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued under the Deposit Agreement.


                          W I T N E S S E T H T H A T
                          ---------------------------

         WHEREAS, the parties hereto entered into that certain Deposit Agreement, dated as of September 14, 1998, (the "Deposit Agreement"), for the creation of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") representing the Shares so deposited and for the execution and delivery of such ADRs evidencing such ADSs;

         WHEREAS, the Company has changed the par value of its Shares (as set forth in Section 1.27 of the Deposit Agreement) from 1p to 10p, and desires to amend the Deposit Agreement to reflect such change;

         WHEREAS, the Company has changed the ratio of Shares to ADSs (as set forth in Section 1.2 of the Deposit Agreement) from (i) five (5) Shares to one
(1) ADS to (ii) one (1) Share to two (2) ADSs, and desires to amend the Deposit Agreement to reflect such changes; and

         WHEREAS, pursuant to Section 6.01 of the Deposit Agreement, the Company and the Depositary deem it necessary and desirable to amend the Deposit Agreement and the form of ADR annexed thereto as Exhibit A for the purposes set forth herein;

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows:

                                    ARTICLE I

                                  DEFINITIONS
                                  -----------

         SECTION 1.01. Definitions. Unless otherwise defined in this Amendment,
                       -----------
all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.

                                   ARTICLE II

                        AMENDMENTS TO DEPOSIT AGREEMENT
                        -------------------------------

         SECTION 2.01. Deposit Agreement. All references in the Deposit
                       -----------------
Agreement to the term "Deposit Agreement" shall, as of the Effective Date (as herein defined), refer to the Deposit Agreement, dated as of September 14, 1998, as further amended by this Amendment.

         SECTION 2.02. Change of Par Value. Section 1.27 of the Deposit
                       -------------------
Agreement is amended by deleting in its entirety and replacing it with the following:

         "SECTION 1.27 "Shares" shall mean the Company's ordinary shares, 10p each, validly issued and outstanding and fully paid and may, if the Depositary so agrees after consultation with the Company, include evidence of the right to receive Shares; provided that in no event shall Shares include evidence of the right to receive Shares with respect to which the full purchase price has not been paid or Shares as to which preemptive rights have theretofore not been validly waived or exercised; provided further, however, that, if there shall occur any change in par or nominal value, split-up, consolidation, reclassification, conversion or any other event described in Section 4.11, in respect of the Shares of the Company, the term "Shares" shall thereafter, to the extent permitted by law, represent the successor securities resulting from such change in par or nominal value, split-up, consolidation, exchange, conversion, reclassification or event."

         SECTION 2.03. Change of Ratio. All references made in the Deposit
                       ---------------
Agreement to each American Depositary Share representing five (5) Shares shall, as of the Effective Date, refer to two (2) American Depositary Shares representing one (1) Share.

                                  ARTICLE III

                         AMENDMENTS TO THE FORM OF ADR
                         -----------------------------


         SECTION 3.01. Change of Par Value. All references to par value of
                       -------------------
Shares of 1p each made in the ADRs issued and outstanding as of the Effective Date shall refer to Shares of par value 10p each.

         SECTION 3.02. Change of Ratio. All references made in the ADRs issued
                       ---------------
and outstanding to each American Depositary Share representing five (5) Shares shall, as of the Effective Date, refer to two (2) American Depositary Shares representing one (1) Share.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

         Section 4.01. Representations and Warranties.  The Company represents
                       ------------------------------
and warrants to, and agrees with, the Depositary and the Holders, that as of the date of this Amendment:


         (a) This Amendment, when executed and delivered by the Company to Citibank will be duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and


         (a) In order to ensure the legality, validity, enforceability or admissibility into evidence of this Amendment, and any other document furnished hereunder or thereunder in England and Wales neither of such Amendment or document need to be filed or recorded with any court or other authority in England and Wales nor does any stamp or similar tax need to be paid in England and Wales on or in respect of such agreements;


         (c) None of the terms of the Amendment violate or conflict with, nor does the execution and delivery of the Amendment, the filing of the Post-Effective Amendment or the consummation of the transactions contemplated therein violate, or conflict with, the Certificate of Incorporation of the Issuer, the Bylaws of the Issuer, or any agreement to which the Issuer is a party or by which the Issuer is bound; and


         (d) All of the information provided to the Depositary by the Company in connection with this Amendment is true, accurate and correct.



                                    ARTICLE V

                                 MISCELLANEOUS
                                 -------------

         SECTION 5.01. Effective Date. This Amendment is dated as of the date
                       --------------
set forth above and shall be  effective  as of such date (the "Effective Date").

         SECTION 5.02. New ADRs. From and after the Effective Date, the
                       --------
Depositary shall arrange to have new ADRs printed or amended that reflect the changes to the form of ADRs effected by this Amendment. All ADRs issued hereunder after the Effective Date, once such new ADRs are available, whether upon the deposit of Shares or other Deposited Securities or upon the transfer, combination or split-up of existing ADRs, shall be substantially in the form of the specimen ADRs attached as Exhibit A hereto. However, ADRs issued prior or subsequent to the date hereof, which do not reflect the changes to the form of ADRs effected hereby, do not need to be called in for exchange and may remain outstanding until such time as the Holders thereof choose to surrender them for any reason under the Deposit Agreement. The Depositary is authorized and directed to take any and all lawful actions deemed necessary to effect the foregoing.

         SECTION 5.03. Notice of Amendment to Holders. The Depositary is hereby
                       ------------------------------
directed to send notices informing the Holders of (i) the terms of this Amendment, (ii) the Effective Date of this Amendment and (iii) that the Holders shall be given the opportunity, but that it is unnecessary, to surrender outstanding ADRs.

         SECTION 5.04. Ratification.  Except as expressly amended hereby, the
                       ------------
terms, covenants and conditions of the Deposit Agreement as originally executed shall remain in full force and effect.

         IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.

                                    COOKSON GROUP PLC
                                    By:
                                       -----------------------------------------

                                    Name:
                                         ---------------------------------------
                                    Title:
                                          --------------------------------------


                                    CITIBANK, N.A., as Depositary

                                    By:
                                       -----------------------------------------
                                    Name:
                                         ---------------------------------------
                                    Title:
                                          --------------------------------------

                                    EXHIBIT A

                            [FORM OF FACE OF RECEIPT]



Number                                                                CUSIP





                                                             American Depositary
                                                                 Shares (two (2)
                                                      American Depositary Shares
                                                            representing one (1)
                                                      Fully Paid Ordinary Share,
                                                         Par Value 10p per share





                           AMERICAN DEPOSITARY RECEIPT

                                       FOR

                           AMERICAN DEPOSITARY SHARES

                                  representing

                            DEPOSITED ORDINARY SHARES

                                       of

                                Cookson Group plc

               (Incorporated under the laws of England and Wales)


         CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (herein called the "Depositary"), hereby certifies that is the owner of __________________________ American Depositary Shares (hereinafter "ADS"), representing deposited Ordinary Shares, 10p each, including evidence of rights to receive such Ordinary Shares (the "Shares") of Cookson Group plc, a public company limited by shares existing under the laws of England and Wales (the "Company"). As of the date of the Deposit Agreement (hereinafter referred to), two (2) ADSs represents one (1) Share deposited under the Deposit Agreement with the Custodian which at the date of execution of the Deposit Agreement is Citibank, N.A. - London (the "Custodian"). The ratio of Depositary Shares to shares of stock is subject to subsequent amendment as provided in the Deposit Agreement. The Depositary's Principal Office is located at 111 Wall Street, New York, New York 10043, U.S.A.

         (1) The Deposit Agreement. This American Depositary Receipt is one of
             ---------------------
an issue of American Depositary Receipts ("Receipts"), aall issued and to be issued upon the terms and conditions set forth in the Deposit Agreement, dated as of September 14, 1998 (as amended from time to time, the "Deposit Agreement"), by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and becomes bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights and obligations of Holders and Beneficial Owners of Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time, received in respect of such Shares and held thereunder (such Shares, securities, property and cash are herein called "Deposited Securities"). Copies of the Deposit Agreement are on file at the Principal Office of the Depositary and the Custodian.


         The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and the Memorandum and Articles of Association of the Company (as in effect on the date of the Deposit Agreement) and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. All capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed thereto in the Deposit Agreement. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities. The Depositary has made arrangements for the acceptance of the American Depositary Shares into DTC. Each Beneficial Owner of American Depositary Shares held through DTC must rely on the procedures of DTC and the DTC Participants to exercise and be entitled to any rights attributable to such American Depositary Shares. The Receipt evidencing the American Depositary Shares held through DTC will be registered in the name of a nominee of DTC. So 'long as the American Depositary Shares are held through DTC or unless otherwise required by law, ownership of beneficial interests in the Receipt registered in the name of DTC (or its nominee) will be shown on, and transfers of such ownership will be effected only through, records maintained by (i) DTC (or its nominee), or (ii) DTC Participants (or their nominees).

         (2) Surrender of Receipts and Withdrawal of Deposited Securities. Upon
             ------------------------------------------------------------
surrender, at the Principal Office of the Depositary, of ADSs evidenced by this Receipt for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of (i) the charges of the Depositary for the making of withdrawals and cancellation of Receipts (as set forth in Article (10) hereof and in Section 5.9 and Exhibit B of the Deposit Agreement) and (ii) all fees, taxes and governmental charges payable in connection with such surrender and withdrawal, and, subject to the terms and conditions of the Deposit Agreement the Company's Memorandum and Articles of Association, Section 7.8 of the Deposit Agreement, Article (24) of this Receipt and the provisions of or governing the Deposited Securities and other applicable laws, the Holder of the American Depositary Shares evidenced hereby is entitled to delivery, to him or upon his order, of the Deposited Securities represented by the ADSs so surrendered. Subject to the last sentence of this paragraph, such Deposited Securities may be delivered in registered form or by electronic delivery. ADSs may be surrendered for the purpose of withdrawing Deposited Securities by delivery of a Receipt evidencing such ADSs (if held in registered form) or by bookentry delivery of such ADSs to the Depositary.

         A Receipt surrendered for such purposes shall, if so required by the Depositary, be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct the Custodian to Deliver (without unreasonable delay) at the designated office of the Custodian, subject to the terms and conditions of the Deposit Agreement, the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities and applicable laws, now or hereafter in effect, to or upon the written order of the person or persons designated in the order delivered to the Depositary as provided above, the Deposited Securities represented by such ADSs together with any certificate or other proper documents of or relating to title for the Deposited Securities or evidence of the electronic transfer thereof (if available) as the case may be to or for the account of such person. The Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.

         The Depositary shall not accept for surrender a Receipt evidencing ADSs representing less than one Share. In the case of surrender of a Receipt evidencing a number of ADSs representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be delivered in accordance with the terms hereof, and shall, at the discretion of the Depositary, either (i) issue and deliver to the person surrendering such Receipt a new Receipt evidencing American Depositary Shares representing any remaining fractional Share, or (ii) sell or cause to be sold the fractional Shares represented by the Receipt so surrendered and remit the proceeds thereof (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the person surrendering the Receipt. At the request, risk and expense of any Holder so surrendering a Receipt, and for the account of such Holder, the Depositary shall direct the Custodian to forward (to the extent permitted by law) any cash or other property (other than securities) held in respect of, and any certificate or certificates and other proper documents of or relating to title to, the Deposited Securities represented by such Receipt to the Depositary for delivery at the Principal Office of the Depositary, and for further delivery to such Holder. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.

         (3) Transfers, Split-Ups and Combinations of Receipts. Subject to the
             -------------------------------------------------
terms and conditions of the Deposit Agreement, the Registrar shall register transfers of Receipts on its book upon surrender at the Principal Office of the Depositary of a Receipt by the Holder thereof in person or by duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice) and duly stamped as may be required by the laws of the State of New York and of the United States of America. Subject to the terms and conditions of the Deposit Agreement including payment of the applicable fees and charges of the Depositary, the Depositary shall execute and deliver a new Receipt(s) (and if necessary cause the Registrar to countersign such Receipt(s)) and deliver same to or upon the order of the person entitled to such Receipts evidencing the same aggregate number of ADSs as those evidenced by the Receipts surrendered. Upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts and upon payment of the applicable fees and charges of the Depositary subject to the terms and conditions of the Deposit Agreement, the Depositary shall execute and deliver a new Receipt or Receipts for any authorized number of ADSs requested, evidencing the same aggregate number of ADSs as the Receipt or Receipts surrendered.

         (4) Pre-Conditions to Registration, Transfer, Etc. As a condition
             ---------------------------------------------
precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary or the Custodian may require (i) payment from the depositor of Shares or presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and charges of the Depositary as provided in the Deposit Agreement and in this Receipt, (ii) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matters and
(iii) compliance with (A) any laws or governmental regulations relating to the execution and delivery of Receipts and ADSs or to the withdrawal of Deposited Securities and (B) such reasonable regulations of the Depositary or the Company consistent with the Deposit Agreement and applicable law.

         The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Company, Depositary, a Registrar or the Share Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange upon which the Receipts or Share are listed, or under any provision of the Deposit Agreement or provisions of, or governing, the Deposited Securities or any meeting of shareholders of the Company or for any other reason, subject in all cases to Article (24) hereof. Notwithstanding any provision of the Deposit Agreement or this Receipt to the contrary, the Holders of Receipts are entitled to surrender outstanding ADSs to withdraw the Deposited Securities at any time subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities, and (iv) other circumstances specifically contemplated by
Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time). Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares or other Deposited Securities required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such Shares.

         (5) Compliance With Information Requests. Notwithstanding any other
             ------------------------------------
provision of this Receipt or of the Deposit Agreement, each Holder and Beneficial Owner agrees to comply with requests (an "Information Request") from the Company pursuant to the Company's Memorandum and/or Articles of Association, U.K. law (including, without limitation, the Companies Act 1985, as amended from time to time (the "Companies Act")), the rules and requirements of the London Stock Exchange, or any other stock exchange on which the Shares are, or will be, registered, traded or listed, which are made to provide information, inter alia, as to the capacity in which such Holder or Beneficial Owner owns American Depositary Shares (and Shares as the case may be) and regarding the identity of any other person interested (within the meaning of the Companies Act) in such American Depositary Shares (and Shares as the case may be) and the nature and extent of such interest and various other matters, whether or not they are Holders and/or Beneficial Owners at the time of such request.

         Each Holder and Beneficial Owner acknowledges that it understands that failure to comply with an Information Request may result in the imposition of sanctions against the Holder of the Shares in respect of which the non-complying person is or was, or appears to be or have been, interested as provided in the Companies Act and the Articles of Association which currently include the withdrawal of the voting rights of such Shares and, in certain circumstances, the imposition of restrictions on the rights to receive dividends on and to transfer such Shares.

         In addition, any Holder or Beneficial Owner who is or becomes directly or indirectly interested (within the meaning of the Companies Act) in the issued ordinary share capital of the Company equal to or in excess of the then "noticeable percentage" (at the date hereof, normally three percent (3%), but in certain limited cases may be ten percent (10%)) or such other amount(s) as may be required by the Companies Act, or is aware that another person for whom it holds such Receipts is so interested, must within the period of two (2) business days (or such other period as may be required by the Companies Act) following the day of becoming so interested or ceasing to be so interested or of any change in the percentage levels of such interest, notify the Company as required by the Companies Act.

         In the event that the Company determines that there has been a failure to comply with an Information Request with respect to any Deposited Securities and that sanctions are to be imposed against such Deposited Securities pursuant to the Companies Act or the Articles of Association, the Company shall so notify the Depositary, giving full details thereof, and shall instruct the Depositary in writing as to the application of such sanctions to the Deposited Securities. Each Holder and Beneficial Owner hereby agrees to the application of any sanctions imposed pursuant to the Companies Act or the Articles of Association to the Deposited Securities in which it is interested.

        (6) Ownership Restrictions. The Company may restrict transfers of the
            ----------------------
Shares where such transfer might result in ownership of Shares exceeding limits under applicable law or the Memorandum and Articles of Association of the Company. The Company may also restrict, in such manner as it deems appropriate, transfers of ADSs where such transfer may result in the total number of Shares represented by the ADSs owned by a single Holder or Beneficial Owner to exceed any such limits. The Company may, in its sole discretion, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including but not limited to the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or a mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the ADSs held by such Holder or Beneficial Owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Memorandum and Articles of Association of the Company.

         (7) Liability of Holder for Taxes, Duties and Other Charges. If any tax
             -------------------------------------------------------
or other governmental charge shall become payable with respect to any Receipt or any Deposited Securities or ADSs, such tax, or other governmental charge shall be payable by the Holders and Beneficial Owners to the Depositary. The Company, the Custodian and/or Depositary may withhold or deduct from any distributions made in respect of Deposited Securities and may sell for the account of the Holder and/or Beneficial Owner any or all of the Deposited Securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, the Holder and the Beneficial Owner hereof remaining liable for any deficiency. The Custodian may refuse the deposit of Shares and the Depositary may refuse to issue ADSs, to deliver Receipts, register the transfer, split-up or combination of ADRs and (subject to Article (24) hereof) the withdrawal of Deposited Securities until payment in full of such tax, charge, penalty or interest is received. Every Holder and Beneficial Owner agrees to indemnify the Depositary, the Company, the Custodian and any of their agents, employees and Affiliates for, and hold each of then harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner.

         (8) Representations and Warranties of Depositors. Each person
             --------------------------------------------
depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Shares (and the certificates therefor) are validly issued, fully paid, non-assessable and legally obtained by such person,
(ii) all preemptive (and similar) rights, if any, with respect to such Shares, have been validly waived or exercised, (iii) the person making such deposit is duly authorized so to do and (iv) the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim and are not, and the ADSs issuable upon such deposit will not be,

Restricted Securities and have not been stripped of any rights or entitlements. Such representations and warranties shall survive the deposit and withdrawal of Shares, the issuance, cancellation and transfer of depositary shares. If any such representations or warranties are false in any way, the Company and Depositary shall be authorized, at the cost and expense of the person depositing Shares, to take any and all actions necessary to correct the consequences thereof.

         (9) Filing Proofs, Certificates and Other Information. Any person
             -------------------------------------------------
presenting Shares for deposit, any Holder and any Beneficial Owner may be required, and every Holder and Beneficial Owner agrees, from time to time to provide to the Depositary and the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, legal or beneficial ownership of ADSs and Deposited Securities, compliance with applicable laws and the terms of the Deposit Agreement and the provisions of, or governing, the Deposited Securities or other information as the Depositary or the Custodian may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations under the Deposit Agreement. Subject to Article (24) hereof and the terms of the Deposit Agreement, the Depositary and the Registrar, as applicable, may withhold the delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties made or such information and documentation are provided.

         (10) Charges of Depositary. The Depositary shall charge the following
              ---------------------
fees for the services performed under the terms of the Deposit Agreement:

                 (i) to any person to whom ADSs are issued upon the deposit of Shares, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or portion thereof) so issued under the terms of the Deposit Agreement (excluding issuances pursuant to paragraph (iii) and (iv) below);

                 (ii) to any person surrendering ADSs for cancellation and withdrawal of Deposited Securities, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or portion thereof) so surrendered;

                 (iii)    to any Holder of ADRs, a fee not in excess of U.S. $
                          2.00 per 100 ADSs (or portion thereof) held for the distribution of cash proceeds (i.e. upon the sale of rights and other entitlements); no fee shall be payable for the distribution of cash dividends or the distribution of ADSs pursuant to stock dividends or other free distributions of shares;

                 (iv) to any holder of ADRs, a fee not in the excess of U.S. $ 5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights.

         In addition, Holders, Beneficial Owners, persons depositing Shares for deposit and persons surrendering ADSs for cancellation and withdrawal of Deposited Securities will be required to pay the following charges:


                 (i) taxes (including applicable interest and penalties) and other governmental charges;

                 (ii) such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities on the share register and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the

                          Depositary or any nominees upon the making of deposits and withdrawals, respectively;

                 (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or Holders and Beneficial Owners of ADSs;

                 (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs; and

                 (vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities.

         Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company upon agreement between the Depositary and the Company concerning the nature and amount of such charges and expenses. All fees and charges may, at any time and from time to time, be changed by agreement between the Depositary and Company but, in the case of fees and charges payable by Holders or Beneficial Owners, only in the manner contemplated by Article (22) of this Receipt. The Depositary will provide, without charge, a copy of its latest fee schedule to anyone upon request. The charges and expenses of the Custodian are for the sole account of the Depositary.

         (11) Title to Receipts. It is a condition of this Receipt, and every
              -----------------

successive Holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt (and to each ADS evidenced hereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided, however, that the Company and the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for all purposes, and neither the Depositary nor the Company shall have the obligations or be subject to any liability hereunder or under the Deposit Agreement to any holder of a Receipt unless such holder is the Holder (that is, the person) registered on the books of the Depositary.

         (12) Validity of Receipt. This Receipt shall not be entitled to any
              -------------------
benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt has been executed by the Depositary by the manual signature of a duly authorized officer of the Depositary; provided, however, that such signature may be a facsimile if a Registrar has been appointed and this Receipt has been countersigned by the manual signature of a duly authorized officer of the Registrar.

         (13) Available Information; Reports; Inspection of Transfer Books. The
              ------------------------------------------------------------
Company is subject to the periodic reporting requirements of the Exchange Act and accordingly files certain information with the Commission. These reports and documents can be inspected and copied at the public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission's New York City office located at Seven World Trade Center, 13th Floor, New York, New York 10048. The Depositary shall make available for inspection by Holders at its Principal Office any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities and
(b) made generally available to the holders of such Deposited Securities by the Company.

         The Registrar shall keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Company and by the Holders of such Receipts, provided that such inspection shall not be, to the Registrar's knowledge, for the purpose of communicating with Holders of such Receipts in the interest of a business or object other than the business of the Company or other than a matter related to this Deposit Agreement or the Receipts.

         The Registrar may close the transfer books with respect to the Receipts, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at the reasonable written request of the Company subject, in all cases, to Article (24) hereof.


 Dated:                                  CITIBANK, N.A.,

                                                as Depositary

 Countersigned

 By:                                     By:
     ----------------------                   -------------------------------
 Authorized Officer                      Vice President


         The address of the Principal Office of the Depositary is 111 Wall Street, New York, New York 10043, U.S.A.

                          [FORM OF REVERSE OF RECEIPT]

                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS

                            OF THE DEPOSIT AGREEMENT

         (14) Dividends and Distributions in Cash, Shares, etc. Whenever the
              ------------------------------------------------
Depositary receives confirmation from the Custodian of receipt of any cash dividend or other cash distribution on any Deposited Securities, or receives proceeds from the sale of any Shares, rights securities or other entitlements under the Deposit Agreement, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can, in the judgment of the Depositary (upon the terms of the Deposit Agreement), be converted on a practicable basis, into Dollars transferable to the United States, promptly convert or cause to be converted such dividend, distribution or proceeds into Dollars and will distribute promptly the amount thus received (net of applicable fees and charges of, and expenses incurred by, the Depositary and taxes withheld) to the Holders entitled thereto as of the ADS Record Date in proportion to the number of ADS representing such Deposited Securities held as of the ADS Record Date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributed shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts then outstanding. If the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the ADSs representing such Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded by the Company to the relevant governmental authority. Any foreign currency received by the Depositary shall be converted upon the terms and conditions set forth in the Deposit Agreement.

         If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Company shall or cause such Shares to be deposited with and registered, as the case may be, in the name of the Depositary, the Custodian or their nominees upon receipt of confirmation of such deposit, the Depositary shall, subject to and in accordance with the Deposit Agreement, establish the ADS Record Date and either (i) distribute to the Holders as of the ADS Record Date in proportion to the number of ADSs held as of the ADS Record Date, additional ADSs, which represent in aggregate the number of Shares received as such dividend, or free distribution, subject to the terms of this Deposit Agreement (including, without limitation, the applicable fees and charges of, and expenses incurred by, the Depositary and taxes), or
(ii) if additional ADSs are not so distributed, each ADS issued and outstanding after the ADS Record Date shall, to the extent permissible by law, thenceforth also represent rights and interest in the additional Shares distributed upon the Deposited Securities represented thereby (net of the applicable fees and charges of, and the expenses incurred by, the Depositary, and taxes). In lieu of delivering fractional ADSs, the Depositary shall sell the number of Shares or ADSs, as the case may be, represented by the aggregate of such fractions and distribute the net proceeds upon the terms set forth in the Deposit Agreement.

         In the event that the Depositary determines that any distribution in property (including Shares) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, if the Company, in the fulfillment of its obligations under the Deposit Agreement, has furnished an opinion of U.S. counsel determining that Shares must be registered under the Securities Act or other laws in order to be distributed to Holders (and no such registration statement has been declared effective, the Depositary may, after consultation with the Company, dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable and the Depositary shall distribute the net proceeds of any such sale (after deduction of taxes and fees and charges of, and expenses incurred by, the Depositary) to Holders entitled thereto upon the terms of the Deposit Agreement. The Depositary shall hold and/or distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.

         Upon timely receipt of a notice indicating that the Company wishes an elective distribution to be made available to Holders upon the terms described in the Deposit Agreement, the Company and the Depositary shall determine whether such distribution is lawful and reasonably practicable. If so, the Depositary shall, to the extent permitted by law and subject to the terms and conditions of the Deposit Agreement, distribute either (x) cash as in the case of a cash distribution or (y) additional ADSs representing such additional Shares. In either case, the Depositary shall, subject to the terms and conditions of the Deposit Agreement, establish and ADS record date according to paragraph (16) and establish procedures to enable the Holder hereof to elect to receive the proposed distribution in cash or in additional ADSs. If a Holder elects to receive the distribution in cash, the dividend shall be distributed as in the case of a distribution in cash. If the Holder hereof elects to receive the distribution in additional ADSs, the distribution shall be distributed as in the case of a distribution in Shares. Nothing herein shall obligate the Depositary to make available to the Holder hereof a method to receive the elective distribution in Shares (rather than ADSs). There can be no assurance that the Holder hereof will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.

         Upon receipt by the Depositary of a notice indicating that the Company wishes rights to subscribe for additional Shares (or any rights of any other nature) to be made available to Holders of ADSs, the Depositary upon consultation with the Company, shall determine, whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall make such rights available to any Holders only if the Company shall have requested that such rights be made available to Holders, the Depositary shall have received the documentation required by the Deposit Agreement, and the Depositary shall have determined that such distribution of rights is reasonably practicable. If such conditions are not satisfied, the Depositary shall sell the rights as described below. In the event all conditions set forth above are satisfied, the Depositary shall establish an ADS Record Date and establish procedures to distribute such rights (by means of warrants or otherwise) to enable the Holders to exercise the rights (upon payment of the applicable fees and charges of, and expenses incurred by, the Depositary and taxes). Nothing herein or in the Deposit Agreement shall obligate the Depositary to make available to the Holders a method to exercise such rights to subscribe for Shares (rather than ADSs). If (i) the Company does not request the Depositary to make the rights available to Holders or if the Company requests that the rights not be made available to Holders, (ii) the Depositary fails to receive the documentation required by the Deposit Agreement or determines it is not reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity, at such place and upon such terms (including public and private sale) as it may deem proper.

The Depositary shall, upon such sale, convert and distribute proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the Depositary and taxes) upon the terms hereof and in the Deposit Agreement. If the Depositary is unable to make any rights available to Holders or to arrange for the sale of the rights upon the terms described above, the Depositary shall allow such rights to lapse. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or exercise, or
(iii) the content of any materials forwarded to the ADR Holders on behalf of the Company in connection with the rights distribution.

         Notwithstanding anything herein to the contrary, if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not distribute such rights to the Holders unless and until a registration statement under the Securities Act covering such offering is in effect. In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of property (including rights) an amount on account of taxes or other governmental charges, the amount distributed to the Holders of Receipts evidencing ADSs representing such Deposited Securities shall be reduced accordingly. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may, after consultation with the Company, dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges. Although English law presently does contemplate the issuance of rights in negotiable form a liquid market for rights may not exist, and this may adversely affect (1) the ability of the Depositary to dispose of such rights or (2) the amount the Depositary would realize upon disposal of rights.

         There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to exercise rights on the same terms and conditions as the holders of Shares or to exercise such rights. Nothing herein shall obligate the Company to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.

         Upon receipt of a notice indicating that the Company wishes property other than cash, Shares or rights to purchase additional Shares, to be made to Holders of ADSs, the Depositary shall determine whether such distribution to Holders is lawful and reasonably practicable. The Depositary shall not make such distribution unless (i) the Company shall have requested the Depositary to make such distribution to Holders, (ii) the Depositary shall have received the documentation required by the Deposit Agreement, and (iii) the Depositary shall have determined that such distribution is reasonably practicable. Upon satisfaction of such conditions, the Depositary shall distribute the property so received to the Holders of record as of the ADS Record Date, in proportion to the number of ADSs held by them respectively and in such manner as the Depositary may deem practicable for accomplishing such distribution (i) upon receipt of payment or net of the applicable fees and charges of, and expenses incurred by, the Depositary, and (ii) net of any taxes withheld.

The Depositary may dispose of all or a portion of the property so distributed and deposited, in such amounts and in such manner (including public or private sale) as the Depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) or other governmental charges applicable to the distribution.

         If the conditions above are not satisfied, the Depositary shall sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem proper and shall (i) cause the proceeds of such sale, if any, to be converted into Dollars and (ii) distribute the proceeds of such conversion received by the Depositary (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes) to the Holders upon the terms hereof. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances.

        (15) Redemption. Upon receipt of notice from the Company that it intends
             ----------
to exercise its right of redemption in respect of any of the Deposited Securities, and a satisfactory opinion of counsel, the Depositary shall mail to each Holder a notice setting forth the Company's intention to exercise the redemption rights and any other particulars set forth in the Company's notice to the Depositary. Upon receipt of confirmation that the redemption has taken place and that funds representing the redemption price have been received, the Depositary shall convert, transfer, distribute the proceeds (net of applicable fees and charges of, and expenses incurred by, the Depositary, and taxes), retire ADSs and cancel ADRs upon delivery of such ADSs by Holders thereof upon the terms of the Deposit Agreement. If less than all outstanding Deposited

Securities are redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as may be determined by the Depositary.

         (16) Fixing of Record Date. Whenever the Depositary shall receive
              ---------------------
notice of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any distribution, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, or any other matter, the Depositary shall, after consultation with the Company, fix a record date ("ADS Record Date") for the determination of the Holders of Receipts who shall be entitled to receive such distribution, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each ADS. Subject to the terms and conditions of this Receipt and the Deposit Agreement, the Holders of Receipts at the close of business on such ADS Record Date shall be entitled to receive such distributions, to give such voting instructions, to receive such notice or solicitation, or otherwise take action.

         (17) Voting of Deposited Securities. As soon as practicable after
              ------------------------------
receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix the ADS Record Date in respect of such meeting or solicitation of such consent or proxy and shall mail to Holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxies, (b) a statement that the Holders as of the ADS Record Date will be entitled, subject to any applicable law, the Company's Memorandum and Articles of Association and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder's ADS, (c) a brief statement as to the manner in which such instructions may be given, including when applicable, an express indication that instructions may be given to the Depositary to give a discretionary proxy to a person designated by the Company. Voting instructions may be given only with respect of a number of American Depositary Shares representing a whole number of Shares or other Deposited Securities. Upon the timely receipt of written instructions of a Holder of ADSs on the ADS Record Date, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Memorandum and Articles of Association of the Company and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities represented by ADSs held by such Holder in accordance with such instructions, either on a show of hands, in which case, the Custodian shall be instructed to vote in accordance with instructions received from a majority of Holders giving instructions, or on a poll, in which case the Custodian shall be instructed to vote in accordance with the instructions as received from the Holders giving instructions. Unless specifically instructed by at least three (3) Holders of American Depositary Shares representing not less than 10% of the total voting rights of all Holders of American Depositary Shares having the right to vote at such meeting, the Depositary may not join in demanding a poll. Under the Memorandum and Articles of Association of the Company (as in effect of the date hereof), a poll may be demanded at any general meeting by the chairman of the meeting, by at least three members present in person or by proxy and having the rights to vote at the meeting, or by a member or members present in person or by proxy holding Shares conferring a right to vote at the meeting, being Shares on the which aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the Shares conferring that right.

         Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise the Shares or other Deposited Securities represented by ADS except pursuant to and in accordance with such written instructions from Holders. Unless the Company requests in writing to the contrary, if voting instructions are received by the Depositary from any Holder on or before the date established by the Depositary for the receipt of such instructions, which are signed but without further indication as to specific instructions, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such instructions. Shares or other Deposited Securities represented by ADS for which no specific voting instructions are received by the Depositary from the Holder shall not be voted. There can be no assurance that Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.

         (18) Changes Affecting Deposited Securities. Upon any change in nominal
              --------------------------------------
or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities shall, to the extent permitted by law, be treated as new Deposited Securities under the Deposit Agreement, and the Receipts shall, subject to the provisions of the Deposit agreement and applicable law, evidence ADSs representing the right to receive such additional securities. Alternatively, the Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of the Deposit Agreement and receipt of satisfactory documentation contemplated by the Deposit Agreement, execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of Receipt contained in this Exhibit A to the Deposit Agreement, specifically describing such new Deposited Securities or corporate change. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company's approval, and shall if the Company requests, subject to receipt of satisfactory legal documentation contemplated in the Deposit Agreement, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales (net of fees and charges of, and expenses incurred by, the Depositary and taxes) for the account of the Holders otherwise entitled to such securities and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to the Deposit Agreement. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to Holders in general or any Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.

         (19) Exoneration. Neither the Depositary nor the Company shall be
              -----------
obligated to do or perform any act which is inconsistent with the provisions of the Deposit Agreement or incur any liability (i) if the Depositary, the Company or their respective controlling persons or agents shall be prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement and this Receipt, by reason of any provision of any present or future law or regulation of the United States, the U.K. or any other country, or of any other governmental authority or regulatory authority or stock exchange, or by reason of any provision, present or future of the Memorandum and Articles of Association of the Company or any provision of or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control, (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure), (ii) by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement or in the Memorandum and Articles of Association of the Company or provisions of or governing Deposited Securities, (iii) for any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, any Beneficial Owner or authorized representative thereof, or any other person believed by it in good faith to be competent to give such advice or information,
(iv) for any inability by a Holder or Beneficial Owner to benefit from any distribution, offering, right or other benefit which is made available to holders of Deposited Securities but is not, under the terms of this Deposit Agreement, made available to Holders of ADSs or (v) for any consequential or punitive damages for any breach of the terms of this Deposit Agreement. The Depositary, its controlling persons, its agents, any Custodian and the Company, its controlling. persons and its agents may rely and shall be protected in acting upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

         (20) Standard of Care. The Company and its agents assume no obligation
              ----------------
and shall not be subject to any liability under this Deposit Agreement or the Receipts to Holders or Beneficial Owners or other persons, except that the Company and its agents agree to perform their obligations specifically set forth in this Deposit Agreement without negligence or bad faith. The Depositary and its agents assume no obligation and shall not be subject to any liability under this Deposit Agreement or the Receipts to Holders or Beneficial Owners or other persons, except that the Depositary and its agents agree to perform their obligations specifically set forth in this Deposit Agreement without negligence or bad faith. The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith and in accordance with the terms of this Deposit Agreement. The Depositary shall not incur any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for the content of any information submitted to it by the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities or for any tax consequences that may result from the ownership of ADSs, Shares or Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of this Deposit Agreement or for the failure or timeliness of any notice from the Company.

         (21) Resignation and Removal of the Depositary; Appointment of
              ---------------------------------------------------------
Successor Depositary. The Depositary may at any time resign as Depositary under
--------------------
the Deposit Agreement by written notice of resignation delivered to the Company, such resignation to be effective on the earlier of (i) the 60th day after delivery thereof to the Company, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal which notice shall be effective on the earlier of (i) the 60th day after delivery thereof to the Depositary, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor. The predecessor depositary, upon payment of all sums due it and on the written request of the Company, shall (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder (other than as contemplated in the Deposit Agreement), (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders. Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

         (22) Amendment, Supplement. This Receipt and any provisions of the
              ---------------------
Deposit Agreement may at any time and from time to time be amended or supplemented by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the prior written consent of the Holders or Beneficial Owners. Any amendment or supplement which shall impose or increase any fees or charges (other than the charges of the Depositary in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or which shall otherwise prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of 30 days after notice of such amendment or supplement shall have been given to the Holders of outstanding Receipts. The parties hereto agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or Shares to be traded solely in electronic bookentry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial Owner at the time any amendment or supplement so becomes effective shall be deemed, by continuing to hold such ADS, to consent and agree to such amendment or supplement and to be bound by the Deposit Agreement as amended or supplemented thereby. In no event shall any amendment or supplement impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the

Deposit Agreement and the Receipt at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, or rules or regulations.

         (23) Termination. The Depositary shall, at any time at the written
              -----------
direction of the Company, terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 60 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided herein and in the Deposit Agreement, the Depositary may terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination of the Deposit Agreement, the Holder will, upon surrender of such Holders' ADSs at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of ADSs referred to in Article (2) hereof and in the Deposit Agreement and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of

Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in the Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination of the Deposit Agreement, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the Receipts and the Shares, Deposited Securities and ADSs, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except as set forth in the Deposit Agreement.

         (24) Compliance with U.S. Securities Laws. Notwithstanding any
              ------------------------------------
provisions in this Receipt or the Deposit Agreement to the contrary, the withdrawal or delivery of Deposited Securities will not be suspended by the Company or the Depositary except as would be permitted by Section I.A.(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

         (25) Certain Rights of the Depositary; Limitations. Subject to the
              ---------------------------------------------
further terms and provisions of this Article (25), the Depositary, its affiliates and their agents, on their own behalf, may own and deal in any class of securities of the Company and its affiliates and in AmSs. The Depositary may issue ADSs against evidence of rights to receive Shares from the Company, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. In its capacity as Depositary, the Depositary shall not lend Shares or ADSs nor deliver Shares prior to the receipt and cancellation of ADSs; provided, however, that the Depositary may (i) issue ADSs prior to the receipt of Shares pursuant to Section 2.3 of the Deposit Agreement (each such transaction a "Pre-Release Transaction") and (ii) deliver Shares upon the receipt and cancellation of ADSs pursuant to Section 2.7 of the Deposit Agreement, including ADSs which were issued under (i) above but for which Shares may not have been received. The Depositary may receive ADSs in lieu of Shares under (i) above and receive Shares in lieu of ADSs under (ii) above. Each such Pre-Release Transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom ADSs or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or ADSs that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the

Depositary as owner of such Shares or ADSs in its records and to hold such Shares or ADSs in trust for the Depositary until such Shares or ADSs are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or ADSs and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADSs and Shares involved in such Pre-Release Transactions at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of ADSs and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

                    (ASSIGNMENT AND TRANSFER SIGNATURE LINES)



        FOR VALUE RECEIVED, the undersigned Holder hereby sell(s), assign(s) and
transfer(s) unto                 whose taxpayer identification number is
                 ---------------
                and whose address including postal zip code is                ,
---------------                                                ---------------
the within Receipt and all rights thereunder, hereby irrevocably constituting
and appointing                 attorney-in-fact to transfer said Receipt on the
               ---------------
books of the Depositary with fall power of substitution in the premises.



Dated:                                   Name:
                                               ---------------------------------
                                               By:
                                               Title:




                                         NOTICE: The signature of the Holder to
                                         this assignment must correspond with
                                         the name as written upon the face of
                                         the within instrument in every
                                         particular, without alteration or
                                         enlargement or any change whatsoever.




SIGNATURE GUARANTEED

---------------------

                                    Legends
                                    -------



         [The Receipts issued in respect of Partial Entitlement American Depositary Shares shall bear the following legend on the face of the Receipt: "This Receipt evidences American Depositary Shares representing "partial entitlement" Ordinary Shares of Cookson Group plc and as such do not entitle the holders thereof to the same per-share entitlement as other Ordinary Shares (which are "full entitlement" Ordinary Shares) issued and outstanding at such time. The American Depositary Shares represented by this Receipt shall entitle holders to distributions and entitlements identical to other American Depositary Shares when the Ordinary Shares represented by such American Depositary Shares become "full entitlement" Ordinary Shares.]

                                   EXHIBIT B

                                  FEE SCHEDULE

                      DEPOSITARY FEES AND RELATED CHARGES

     All capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Deposit Agreement.

  I.       Depositary Fees

                   The Company, the Holders, the Beneficial Owners and the persons depositing Shares or surrendering ADSs for cancellation agree to pay the following fees of the Depositary:



--------------------------------------------------------------------------------
    Service                         Rate                      By Whom Paid
------------------------ -------------------------------------------------------
--------------------------------------------------------------------------------
  (1)  Issuance of ADSs upon     Up to $5.00 per 100        Person for whom
       deposit of Shares         ADSs (or fraction          deposits are made or
       (excluding issuances      thereof) issued            party receiving ADSs
       contemplated by
       paragraphs (3)(b) and
       (5) below).
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  (2)  Delivery of Deposited     Up to $5.00 per 100        Person surrendering
       Securities, property      ADSs (or fraction          ADSs or making
       and cash against          thereof) surrendered.      withdrawal.
       surrender of ADSs.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  (3)  Distribution of (a)       No fee.                    Person to whom
       cash dividend or (b)                                 distribution is made
       ADSs pursuant to
       stock dividends (or
       other free
       distribution of
       stock).
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  (4)  Distribution of cash      Up to $2.00 per 100        Person to whom,
       proceeds (i.e. upon       ADSs held.                 distribution is made
       sale of rights and
       other entitlements).
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  (5)  Distribution of ADSs      Up to $5.00 per 100        Person to whom
       pursuant to exercise      ADSs issued.               distribution is made
       of rights.
--------------------------------------------------------------------------------

II. Charges, Holders, Beneficial Owners, persons depositing Shares for deposit
    -------
and persons surrendering ADSs for cancellation and for the purpose of withdrawing Deposited Securities shall be responsible for the following charges:

(i) taxes (including applicable interest and penalties) and other governmental charges;

(ii) such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities on the share register and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing Shares or Holders and Beneficial Owners of ADSs;

(iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency;

(v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs; and

(vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities.

           (a)(ii) Deposit Agreement, dated as of September 14, 1998

                                                                Execution Copy





--------------------------------------------------------------------------------

                               DEPOSIT AGREEMENT

--------------------------------------------------------------------------------



                                  by and among


                               COOKSON GROUP PLC


                                      AND


                                CITIBANK, N.A.,
                                 as Depositary,


                                      AND


                       THE HOLDERS AND BENEFICIAL OWNERS
                   OF AMERICAN DEPOSITARY SHARES EVIDENCED BY
                 AMERICAN DEPOSITARY RECEIPTS ISSUED HEREUNDER


--------------------------------------------------------------------------------


                         Dated as of September 14, 1998


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page


ARTICLE I

DEFINITIONS
    SECTION 1.1   Affiliate ................................................. 2
    SECTION 1.2   American Depositary Share(s) and ADS(s) ................... 3
    SECTION 1.3   ADS Record Date ........................................... 3
    SECTION 1.4   Beneficial Owner .......................................... 3
    SECTION 1.5   Business Day............................................... 3
    SECTION 1.6   Commission ................................................ 3
    SECTION 1.7   Company ................................................... 4
    SECTION 1.8   Crest ..................................................... 4
    SECTION 1.9   Custodian ................................................. 4
    SECTION 1.10  Deliver and Delivery....................................... 4
    SECTION 1.11  Deposit Agreement ......................................... 4
    SECTION 1.12  Depositary ................................................ 5
    SECTION 1.13  Deposited Securities....................................... 5
    SECTION 1.14  Dollars and $ ............................................. 5
    SECTION 1.15  DTC........................................................ 5
    SECTION 1.16  DTC Participant ........................................... 5
    SECTION 1.17  Exchange Act .............................................. 5
    SECTION 1.18  Foreign Currency .......................................... 5
    SECTION 1.19  Holder .................................................... 6
    SECTION 1.20  Pound; (pound) and p ...................................... 6
    SECTION 1.21  Pre-Release Transaction.................................... 6
    SECTION 1.22  Principal Office .......................................... 6
    SECTION 1.23  Receipt(s); American Depositary Receipt(s) and ADR(s)...... 6
    SECTION 1.24  Registrar.................................................. 6
    SECTION 1.25  Restricted Securities...................................... 7
    SECTION 1.26  Securities Act............................................. 7
    SECTION 1.27  Shares .................................................... 8
    SECTION 1.28  United Kingdom; UK......................................... 8
    SECTION 1.29  United States ............................................. 8


ARTICLE II

APPOINTMENT OF DEPOSITARY; FORM OF RECEIPTS;
    SECTION 2.1   Appointment of Depositary.................................. 8
    SECTION 2.2   Form and Transferability of Receipts ...................... 9
    SECTION 2.3   Deposit with Custodian..................................... 12
    SECTION 2.4   Registration of Shares .................................... 14
    SECTION 2.5   Execution and Delivery of Receipts ........................ 14

    SECTION 2.6   Transfer of Receipts; Combination and Split-up of
                  Receipts .................................................. 15
    SECTION 2.7   Surrender of ADSs and Withdrawal of Deposited
                  Securities ................................................ 17
    SECTION 2.8   Limitations on Execution and Delivery, Transfer, etc. of
                  Receipts; Suspension of Delivery, Transfer, etc............ 19
    SECTION 2.9   Lost Receipts, etc......................................... 21
    SECTION 2.10  Cancellation and Destruction of Surrendered Receipts;
                  Maintenance of Records..................................... 21
    SECTION 2.11  Partial Entitlement ADSs................................... 22

ARTICLE III

CERTAIN OBLIGATIONS OF HOLDERS AND BENEFICIAL OWNERS OF RECEIPTS
    SECTION 3.1   Proofs, Certificates and Other Information................. 23
    SECTION 3.2   Liability for Taxes and Other Charges...................... 24
    SECTION 3.3   Representations and Warranties on Deposit of Shares ....... 25
    SECTION 3.4   Compliance with Information Requests; Disclosure of
                  Ownership Interest ........................................ 26
    SECTION 3.4   Compliance with Information Requests; Disclosure of
                  Ownership Interest......................................... 26
    SECTION 3.5   Ownership Restrictions .................................... 28

ARTICLE IV

THE DEPOSITED SECURITIES
    SECTION 4.1   Cash Disbursements......................................... 29
    SECTION 4.2   Distribution in Shares..................................... 30
    SECTION 4.3   Elective Distributions in Cash or Shares................... 31
    SECTION 4.4   Distributions of Rights to Purchase Shares ................ 32
    SECTION 4.5   Distributions Other Than Cash, Shares or Right to
                  Purchase Shares ........................................... 35
    SECTION 4.6   [Intentionally Omitted] ................................... 37
    SECTION 4.7   [Intentionally Omitted] ................................... 37
    SECTION 4.8   Conversion of Foreign Currency ............................ 37
    SECTION 4.9   Fixing of Record Date...................................... 39
    SECTION 4.10  Voting of Deposited Securities ............................ 39
    SECTION 4.11  Changes Affecting Deposited Securities..................... 42
    SECTION 4.12  Available Information...................................... 43
    SECTION 4.13  Reports ................................................... 44
    SECTION 4.14  List of Holders ........................................... 44
    SECTION 4.15  Taxation .................................................. 44

ARTICLE V

THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY
    SECTION 5.1   Maintenance of Office and Transfer Books by the
                     Registrar............................................... 46
    SECTION 5.2   Exoneration ............................................... 47
    SECTION 5.3   Standard of Care .......................................... 48
    SECTION 5.4   Resignation and Removal of the Depositary;
                     Appointment of Successor Depositary..................... 50
    SECTION 5.5   The Custodian ............................................. 51
    SECTION 5.6   Notices and Reports ....................................... 52
    SECTION 5.7   Issuance of Additional Shares, ADSs etc.................... 53
    SECTION 5.8   Indemnification ........................................... 55
    SECTION 5.9   Fees and Charges of Depositary............................. 57
    SECTION 5.10  Pre-Release ............................................... 58
    SECTION 5.11  Restricted Securities Owners .............................. 59

ARTICLE VI

AMENDMENT AND TERMINATION
    SECTION 6.1   Amendment/Supplement....................................... 60
    SECTION 6.2   Termination................................................ 61

ARTICLE VII

THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY
    SECTION 7.1   Counterparts .............................................. 63
    SECTION 7.2   No Third-Party Beneficiaries .............................. 63
    SECTION 7.3   Severability .............................................. 64
    SECTION 7.4   Holders and Beneficial Owners as Parties; Binding Effect .. 64
    SECTION 7.5   Notices.................................................... 64
    SECTION 7.6   Governing Law and Jurisdiction ............................ 66
    SECTION 7.7   Assignment................................................. 68
    SECTION 7.8   Compliance with U.S. Securities Laws....................... 66
    SECTION 7.9   Titles..................................................... 68


EXHIBIT A Form of Receipt .................................................. A-1

EXHIBIT B Fees Schedule .................................................... B-1

                                DEPOSIT AGREEMENT


         DEPOSIT AGREEMENT, dated as of September 14, 1998, by and among (i) Cookson Group plc, a public company limited by shares existing under the laws of England and Wales, and its successors (the "Company"), (ii) CITIBANK, N.A., a national banking association organized under the laws of the United States of America acting in its capacity as depositary, and any successor depositary hereunder (the "Depositary"), and (iii) all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued hereunder (all such capitalized terms as hereinafter defined).



                                WITNESSETH THAT:

         WHEREAS, as of the date hereof, the Company has duly authorized and has outstanding 691,096,370 Ordinary Shares of 50 pence each (the "Shares") which are listed for trading on the London Stock Exchange and are quoted on the Stock Exchange Automated Quotations System ("SEAQ"); and

         WHEREAS, the Company desires to establish with the Depositary an ADR facility to provide for the deposit of the Shares and the creation of American Depositary Shares representing the Shares so deposited and for the execution and delivery of American Depositary Receipts evidencing such American Depositary Shares; and

         WHEREAS, the Depositary is willing to act as the Depositary for such facility upon the terms set forth in this Deposit Agreement; and

         WHEREAS, the American Depositary Receipts evidencing the American Depositary Shares issued pursuant to the terms of this Deposit Agreement are to be substantially in the form of Exhibit A annexed hereto, with appropriate insertions, modifications and omissions, as hereinafter provided in this Deposit Agreement; and

         WHEREAS, the Board of Directors of the Company (or an authorized committee thereof) has duly approved the establishment of an ADR facility upon the terms set forth in this Deposit Agreement, the execution and delivery of this Deposit Agreement on behalf of the Company, and the actions of the Company and the transactions contemplated herein.

         NOW, THEREFORE, in consideration of the premises, the parties hereto agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

         All capitalized terms used, but not otherwise defined, herein shall have the meanings set forth below, unless otherwise clearly indicated:

         SECTION 1.1 "Affiliate" shall have the meaning assigned to such term by
                      ---------
the Commission (as hereinafter defined) under Regulation C promulgated under the Securities Act (as hereinafter defined).

        SECTION 1.2 "American Depositary Share(s)" and "ADS(s)" shall mean, with respect to any American Depositary Receipt, the rights and interests in the Deposited Securities granted to the Holders and Beneficial Owners pursuant to the terms and conditions of this Deposit Agreement and the American Depositary Receipts issued hereunder. Each American Depositary Share shall represent five
(5) Shares, until there shall occur a distribution upon Deposited Securities referred to in Section 4.2 or a change in Deposited Securities referred to in
Section 4.11 with respect to which additional American Depositary Receipts are not executed and delivered, and thereafter each American Depositary Share shall represent the Shares or Deposited Securities specified in such Sections.

         SECTION 1.3 "ADS Record Date" shall have the meaning given to such term
                      ---------------
in Section 4.9.

         SECTION 1.4 Beneficial Owner shall mean as to any ADS, any person or entity having a beneficial interest deriving from the ownership of such ADS. A Beneficial Owner may or may not be the Holder of the ADR evidencing such ADSs. A Beneficial Owner shall be able to exercise any right or receive any benefit hereunder solely through the person who is the Holder of the ADR(s) evidencing the ADSs owned by such Beneficial Owner.

         SECTION 1.5 "Business Day" shall mean any day on which both the banks
                      ------------
in London, England and the banks in New York are open for business.

         SECTION 1.6 "Commission" shall mean the Securities and Exchange
                      ----------
Commission of the United States or any successor governmental agency in the United States.

                                        4
         SECTION 1.7 "Company" shall mean Cookson Group plc, a public company
                      -------
limited by shares existing under the laws of England and Wales, and its successors.

         SECTION 1.8 "Crest" shall mean CRESTCO, which provides the book-entry
                      -----
settlement system for transactions on the London Stock Exchange, or any successor entity thereto.

         SECTION 1.9 "Custodian" shall mean, as of the date hereof, Citibank,
                      ---------
N.A. - London, having its principal office at Cotton Centre, Hays Lane, London SE1 2QT, as the custodian for the purposes of this Deposit Agreement, and any other firm or corporation which may be appointed by the Depositary pursuant to the terms of Section 5.5 as a successor, substitute or an additional custodian or custodians hereunder, as the context shall require. The term "Custodians" shall mean all custodians, collectively.

         SECTION 1.10 "Deliver" and "Delivery" shall mean, when used in respect
                       -------       --------
of American Depositary Shares, Receipts, Deposited Securities and Shares, the physical delivery of the certificate representing such security, or the electronic delivery of such security by means of book-entry transfer, if available.

         SECTION 1.11 Deposit Agreement shall mean this Deposit Agreement and all exhibits hereto, as the same may from time to time be amended and supplemented in accordance with the terms hereof.

         SECTION 1.12 "Depositary" shall mean Citibank, N.A., a national
                       ----------
banking association organized under the laws of the United States of America, in its capacity as depositary under the terms of this Deposit Agreement, and any successor depositary hereunder.

         SECTION 1.13 "Deposited Securities" shall mean Shares at any time
                       --------------------
deposited under this Deposit Agreement and any and all other securities, property and cash held by the Depositary or the Custodian in respect thereof, subject, in the case of cash, to the provisions of Section 4.8. The collateral delivered in connection with Pre-Release Transactions described in Section 5.10 hereof shall not constitute Deposited Securities.

         SECTION 1.14 "Dollars" and "$" shall refer to the lawful currency of
                       -------       -
the United States.

         SECTION 1.15 "DTC" shall mean The Depository Trust Company, a national
                       ---
clearinghouse and the central book-entry settlement system for securities traded in the United States and, as such, the custodian for the securities of DTC Participants (as hereinafter defined) maintained in DTC, and any successor thereto.

         SECTION 1.16 "DTC Participant" shall mean any financial institution
                       ---------------
(or any nominee of such institution) having one or more participant accounts with DTC for receiving, holding and delivering the securities and cash held in DTC.
         SECTION 1.17 "Exchange Act" shall mean the United States Securities
                       ------------
Exchange Act of 1934, as from time to time amended.

         SECTION 1.18 "Foreign Currency" shall mean currency other than Dollars.
                       ----------------

         SECTION 1.19 "Holder" shall mean the person in whose name a Receipt is
                       ------
registered on the books of the Depositary (or the Registrar, if any) maintained for such purpose. A Holder may or may not be a Beneficial Owner. If a Holder is not the Beneficial Owner of the ADSs evidenced by the Receipt registered in its name, such person shall be deemed to have all requisite authority to act on behalf of the Beneficial Owners of such ADSs.

         SECTION 1.20 "Pound"; " (pound)" and "p" shall refer to the lawful
                       -------------------------
currency of England.

         SECTION 1.21 "Pre-Release Transaction" shall have the meaning set forth
                       -----------------------
in Section 5.10 hereof.

         SECTION 1.22 "Principal Office" when used with respect to the
                       ----------------
Depositary, shall mean the principal office of the Depositary at which at any particular time its depositary receipts business shall be administered, which, at the date of this Deposit Agreement, is located at 111 Wall Street, New York, New York 10043, U.S.A.

         SECTION 1.23 "Receipt(s)"; "American Depositary Receipt(s)" and
                       -------------------------------------------------
"ADR(s)" shall mean the certificate(s) issued by the Depositary evidencing the
-------
American Depositary Shares issued under the terms of this Deposit Agreement, as such Receipts may be amended from time to time in accordance with the provisions of this Deposit Agreement. A Receipt may evidence any number of American Depositary Shares and may, in the case of American Depositary Shares held through a central depository such as DTC, be in the form of a "Balance Certificate."

         SECTION 1.24 "Registrar" shall mean the Depositary or, with the
                       ---------
approval of the Company, any bank or trust company having an office in the Borough of Manhattan, The City of New York, which shall be appointed by the

Depositary to register ownership of Receipts and transfers of Receipts as herein provided, and shall include any co-registrar appointed by the Depositary, with the approval of the Company, for such purposes. Registrars (other than the Depositary) may be removed and substitutes appointed by the Depositary with the approval of the Company. Each Registrar (other than the Depositary) appointed pursuant to this Deposit Agreement shall be required to give notice in writing to the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

         SECTION 1.25 "Restricted Securities" shall mean Shares, or American
                       ---------------------
Depositary Shares representing such Shares, which (i) have been acquired directly or indirectly from the Company or any of its Affiliates in a transaction or chain of transactions not involving any public offering and subject to resale limitations under the Securities Act or the rules issued thereunder, or (ii) are held by an officer or director (or persons performing similar functions) or other Affiliate of the Company, or (iii) are subject to other restrictions on sale or deposit under the laws of the United States, the U.K., or under a shareholder agreement or the Memorandum and Articles of Association of the Company or under the regulations of an applicable securities exchange unless, in each case, such Shares are being sold to persons other than an Affiliate of the Company in a transaction (i) covered by an effective resale registration statement or (ii) exempt from the registration requirements of the Securities Act (as hereinafter defined), and the Shares are not, when held by such person, Restricted Securities.

         SECTION 1.26 "Securities Act" shall mean the United States Securities
                       --------------
Act of 1933, as from time to time amended.

         SECTION 1.27 "Shares" shall mean the Company's ordinary shares, 50p
                       ------
each, validly issued and outstanding and fully paid and may, if the Depositary so agrees after consultation with the Company, include evidence of the right to receive Shares; provided that in no event shall Shares include evidence of the right to receive Shares with respect to which the full purchase price has not been paid or Shares as to which preemptive rights have theretofore not been validly waived or exercised; provided further, however, that, if there shall occur any change in par or nominal value, split-up, consolidation, reclassification, conversion or any other event described in Section 4.11, in respect of the Shares of the Company, the term "Shares" shall thereafter, to the extent permitted by law, represent the successor securities resulting from such change in par or nominal value, split-up, consolidation, exchange, conversion, reclassification or event.

         SECTION 1.28 "United Kingdom"; UK" shall mean the United Kingdom of
                       -------------------
Great Britain and Northern Ireland, and any political subdivision thereof.

         SECTION 1.29 "United States" shall have the meaning assigned to it in
                       -------------
Regulation S as promulgated under the Securities Act.


                                   ARTICLE II

                  APPOINTMENT OF DEPOSITARY; FORM OF RECEIPTS;

                          DEPOSIT OF SHARES; EXECUTION

                AND DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS


         SECTION 2.1 Appointment of Depositary. The Company hereby appoints the
                     -------------------------
Depositary as depositary for the Deposited Securities and hereby authorizes and directs the Depositary to act in accordance with the terms set forth in this

Deposit Agreement. Each Holder and each Beneficial Owner, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms of this Deposit Agreement, shall be deemed for all purposes to (a) be a party to and bound by the terms of this Deposit Agreement and (b) appoint the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in this Deposit Agreement, to adopt any and all procedures necessary to comply with applicable law and to take such action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of this Deposit Agreement (the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof).


         SECTION 2.2 Form and Transferability of Receipts.
                     ------------------------------------

         (a) Form. American Depositary Shares shall be evidenced by definitive
             ----
Receipts which shall be printed or lithographed or shall be in such other form as may be agreed upon by the Company and the Depositary, and in any event shall be substantially in the form set forth in Exhibit A annexed to this Deposit Agreement, with appropriate insertions, modifications and omissions, as hereinafter provided. Receipts shall be executed and dated by the Depositary by the manual signature of a duly authorized officer of the Depositary; provided, however, that the signature of such officer of the Depositary may be a facsimile if such Receipts are countersigned by the manual signature of a duly authorized employee of the Registrar and dated by such employee. No Receipt and no American Depositary Share evidenced thereby shall be entitled to any benefits under this Deposit Agreement or be valid or enforceable for any purpose, unless such Receipt shall have been executed by the manual signature of a duly authorized officer of the Depositary or the Registrar, and such execution of any Receipt by manual signature shall be conclusive evidence, and the only evidence, that such

Receipt has been duly executed and delivered hereunder. The Registrar shall maintain separate books in which is registered each Receipt evidencing American Depositary Shares so executed and delivered and the transfer of each American Depositary Receipt. Receipts bearing the facsimile signature of a duly-authorized officer of the Depositary, who was at the time of signature a proper officer of the Depositary, shall bind the Depositary, notwithstanding the fact that such officer has ceased to hold such office prior to the execution of such Receipt or the delivery of such Receipt. The Receipts shall bear a CUSIP number that is different from any CUSIP number that was, is or may be assigned to any depositary receipts previously or subsequently issued pursuant to any other arrangement between the Depositary (or any other depositary) and the Company which are not Receipts issued hereunder.

         (b) Legends. The Receipts may be endorsed with or have incorporated in
             -------
the text thereof such legends or recitals or changes not inconsistent with the provisions of this Deposit Agreement as (i) may be necessary to enable the Depositary to perform its obligations hereunder, (ii) may be required to comply with any applicable law or regulations, or with the rules and regulations of any securities exchange or market upon which American Depositary Shares may be traded, listed or quoted or to conform with any usage with respect thereto,
(iii) as may be necessary to indicate any special limitations or restrictions to which any particular Receipts or American Depositary Shares are subject by reason of the date of issuance of the Deposited Securities, or (iv) may be required by any book-entry system in which the ADRs are held.

         (c) Title. Subject to the limitations contained herein and in the
             -----
Receipt, title to a Receipt (and to each American Depositary Share evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, shall be transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided,
                                                                    --------
however, that the Depositary, notwithstanding any notice to the contrary, may
-------
deem and treat the Holder of a Receipt (that is, the person in whose name a Receipt is registered on the books of the Depositary) as the absolute owner thereof for all purposes, and the Depositary shall have no obligation or be subject to any liability under this Deposit Agreement to any holder of a Receipt or any beneficial owner unless such holder is the registered Holder of such Receipt on the books of the Depositary or, in the case of a Beneficial Owner, such Beneficial Owner or the Beneficial Owner's representative is the Holder registered on the books of the Depositary.

        (d) Book-Entry Systems. The Depositary shall make arrangements for the
            ------------------
acceptance of the American Depositary Shares into DTC. A single ADR in the form of a "Balance Certificate" will evidence all ADSs held through DTC and will be registered in the name of the nominee for DTC (currently "Cede & Co."). As such, the nominee for DTC will be the only "Holder" of the ADR evidencing all ADSs held through DTC. Each Beneficial Owner of ADSs held through DTC must rely upon the procedures of DTC and the DTC Participants to exercise or be entitled to any rights attributable to such ADSs. The DTC Participants shall for all purposes be deemed to have all requisite power and authority to act on behalf of the Beneficial Owners of the ADSs held in the DTC Participants' respective accounts in DTC and the Depositary shall for all purposes be authorized to rely upon any instructions and information given to it by DTC Participants on behalf of Beneficial Owners of ADSs. So long as ADSs are held through DTC or unless otherwise required by law, ownership of beneficial interests in the ADR registered in the name of the nominee for DTC will be shown on, and transfers of such ownership will be effected only through, records maintained by
(i) DTC (or its nominee), or (ii) DTC Participants (or their nominees).

         SECTION 2.3 Deposit with Custodian. Subject to the terms and conditions
                     ----------------------
of this Deposit Agreement and applicable law, Shares or evidence of rights to receive Shares (other than Restricted Securities) may be deposited by any person (including the Depositary in its individual capacity but subject, however, in the case of the Company or any Affiliate of the Company, to Section 5.7 hereof) at any time, whether or not the transfer books of the Company or the Share Registrar, if any, are closed, by Delivery of the Shares to the Custodian, and
(A) (in the case of Shares represented by certificates issued in registered form) appropriate instruments of transfer or endorsement, in a form satisfactory to the Custodian or, (in the case of Shares represented by certificates in bearer form) of the requisite coupons pertaining thereto, (B) such certifications and payments (including, without limitation, the Depositary's fees and related charges) and evidence of such payments (including, without limitation, stamping or otherwise marking such Shares by way of receipt) as may be required by the Depositary or the Custodian in accordance with the provisions of this Deposit Agreement, (C) if the Depositary so requires, a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order a Receipt or Receipts for the number of American Depositary Shares representing the Shares so deposited, (D) evidence satisfactory to the Depositary (which may be an opinion of counsel) that all necessary approvals have been granted by, or there has been compliance with the rules and regulations of, any applicable governmental agency in England or Wales, and (E) if the Depositary so requires, (i) an agreement, assignment or instrument satisfactory to the Depositary or the Custodian which provides for the prompt transfer by any person in whose name the Shares are or have been recorded to the Custodian of any distribution, or right to subscribe for additional Shares or to receive other property in respect of any such deposited Shares or, in lieu thereof, such indemnity or other agreement as shall be satisfactory to the Depositary or the Custodian and (ii) if the Shares are registered in the name of the person on whose behalf they are presented for deposit, a proxy or proxies entitling the Custodian to exercise voting rights in respect of the Shares for any and all purposes until the Shares so deposited are registered in the name of the Depositary, the Custodian or any nominee. Without limiting any other provision of this Deposit Agreement, the Depositary shall instruct the Custodian not to, and the Depositary shall not knowingly, accept for deposit (a) any Restricted Securities nor (b) any fractional Shares or fractional Deposited Securities nor (c) a number of Shares or Deposited Securities which upon application of the ADS to Shares ratio would give rise to fractional ADSs. No Share shall be accepted for deposit unless accompanied by evidence, if any is required by the Depositary, that is reasonably satisfactory to the Depositary or the Custodian that all conditions to such deposit have been satisfied by the person depositing such Shares under the laws and regulations of England and any necessary approval has been granted by any governmental body in England, if any, which is then performing the function of the regulator of currency exchange. The Depositary may issue Receipts against evidence of rights to receive Shares from the Company, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof.

        SECTION 2.4 Registration of Shares. The Depositary shall instruct the
                    ----------------------
Custodian upon each delivery of certificates representing registered Shares being deposited hereunder with the Custodian (or other Deposited Securities pursuant to Article IV hereof), together with the other documents above specified, to present such certificate or certificates, together with the appropriate instrument or instruments of transfer or endorsement, duly stamped, to the Share Registrar for transfer and registration of the Shares (as soon as transfer and registration can be accomplished and at the expense of the person for whom the deposit is made) in the name of the Depositary, the Custodian or a nominee of either. Deposited Securities shall be held by the Depositary or by a Custodian for the account and to the order of the Depositary or a nominee in each case on behalf of the Holders and Beneficial Owners, at such place or places as the Depositary or the Custodian shall determine.

         Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under this Deposit Agreement any Shares or other Deposited Securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Shares or other Deposited Securities, or any Shares or Deposited Securities the deposit of which would violate any provisions of the Memorandum and Articles of Association of the Company.

         SECTION 2.5 Execution and Delivery of Receipts. The Depositary has made
                     ----------------------------------
arrangements with the Custodian to confirm to the Depositary (i) that a deposit of Shares has been made pursuant to Section 2.3 hereof, (ii) that any such Deposited Securities have been recorded in the name of the Depositary, Custodian or a nominee of either on the shareholders' register maintained by or on behalf of the Company if registered Shares have been deposited or if deposit is made by book-entry transfer, confirmation of such transfer in the books of Crest, (iii) that all required documents have been received, and (iv) the person or persons to whom or upon whose written order American Depositary Shares are deliverable in respect thereof and the number of American Depositary Shares to be evidenced thereby. Such notification may be made by letter, cable, telex, SWIFT message or, at the risk and expense of the person making the deposit, by facsimile or other means of electronic transmission. Upon receiving such notice from such Custodian, the Depositary, subject to the terms and conditions of this Deposit Agreement, shall issue the American Depositary Shares representing the Shares so deposited to or upon the order of the person(s) named in the notice delivered to the Depositary and shall execute and deliver a Receipt or Receipts, registered in the name or names requested by such person(s) and evidencing the aggregate number of American Depositary Shares to which such person(s) are entitled, but only upon payment to the Depositary of the charges of the Depositary for accepting a deposit, issuing American Depositary Shares and executing and delivering such Receipt or Receipts (as set forth in Section 5.9 and Exhibit B hereto) and all taxes and governmental charges and fees payable in connection with such deposit and the transfer of the Shares and the issuance of the Receipt or Receipts. The Depositary shall only issue American Depositary Shares in whole numbers and deliver American Depositary Receipts evidencing whole numbers of American Depositary Shares. Nothing herein shall prohibit any Pre-Release Transaction upon the terms set forth in this Deposit Agreement.

         SECTION 2.6 Transfer of Receipts: Combination and Split-up of Receipts.
                     ----------------------------------------------------------
        (a) Transfer. The Registrar, subject to the terms and conditions of this
            --------
Deposit Agreement, shall register transfers of Receipts on its books, upon surrender at the Principal Office of the Depositary of a Receipt by the Holder thereof in person or by duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice). and duly stamped as may be required by the laws of the State of New York and of the United States of America. Subject to the terms and conditions of this Deposit Agreement, including payment of the applicable fees and charges of the Depositary set forth in Section 5.9 and Exhibit B hereto, the Depositary shall execute and, if the Depositary's signature is by facsimile, the Registrar shall manually countersign, a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto evidencing the same aggregate number of American Depositary Shares as those evidenced by the Receipts surrendered.

         (b) Combination & Split Up. The Depositary, subject to the terms and
             ----------------------
conditions of this Deposit Agreement shall, upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts and upon payment to the Depositary of the applicable fees and charges set forth in Section 5.9 and Exhibit B hereto, (i) execute and, if the Depositary's signature is by facsimile, the Registrar shall manually countersign, a new Receipt or Receipts for any number of American Depositary Shares requested, but evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered, and (ii) deliver the same to or upon the order of the person entitled thereto.

         (c) Co-Transfer Agents. The Depositary may, with the approval of the
             ------------------
Company, appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of Receipts at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or persons entitled to such Receipts and will be entitled to protection and indemnity to the same extent as the Depositary. Such co-transfer agents may be removed and substitutes appointed by the Depositary with the approval of the Company. Each co-transfer agent appointed under this
Section 2.6 (other than the Depositary) shall give notice in writing to the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

         SECTION 2.7 Surrender of ADSs and Withdrawal of Deposited Securities.
                     --------------------------------------------------------
Upon surrender, at the Principal Office of the Depositary, of ADSs for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of (i) the fees and charges of the Depositary for the making of withdrawals of Deposited Securities and cancellation of Receipts (as set forth in Section 5.9 and Exhibit B hereof) and (ii) all applicable taxes and governmental charges payable in connection with such surrender and withdrawal, and subject to the terms and conditions of this Deposit Agreement, the Company's Memorandum and Articles of Association, Section 7.8 hereof and any other provisions of or governing the Deposited Securities and other applicable laws, the Holder of such ADSs shall be entitled to Delivery, to him or upon his order, of the Deposited Securities at the time represented by the ADSs so surrendered. ADSs may be surrendered for the purpose of withdrawing Deposited Securities by delivery of a Receipt evidencing such ADSs (if held in registered form) or by book-entry delivery of such ADSs to the Depositary.

         A Receipt surrendered for such purposes shall, if so required by the Depositary, be properly endorsed in blank or accompanied by proper instruments of transfer in blank. If the Depositary so requires, the Holder of any ADSs surrendered for the purpose of withdrawing the Deposited Securities represented thereby shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be Delivered to or upon the written order of a person(s) designated in such order.

         Upon receipt by the Depositary of ADSs surrendered for the purpose of withdrawal of Deposited Securities, the Depositary shall direct the Custodian to Deliver (without unreasonable delay) at the designated office of the Custodian, subject to Sections 2.8, 3.1, 3.2, 5.9, and to the other terms and conditions of this Deposit Agreement, to the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities and applicable laws, now or hereafter in effect, to or upon the written order of the person(s) designated in the order delivered to the Depositary for such purpose, the Deposited Securities represented by such American Depositary Shares together with any certificate or other proper documents of or relating to title of the Deposited Securities, or evidence of the electronic transfer thereof (if available), as the case may be, to or for the account of such person. The Depositary may make delivery at the Principal Office of the Depositary of any dividends or cash distributions with respect to the Deposited Securities represented by such American Depositary Shares, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.

         The Depositary shall not accept for surrender ADSs representing less than one Share. In the case of the surrender of ADSs representing a number other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be Delivered in accordance with the terms hereof, and shall, at the discretion of the Depositary, either (i) issue and deliver to the person surrendering such ADSs the number of ADSs representing any remaining fractional Share, or (ii) sell or cause to be sold the fractional

Shares represented by the ADSs surrendered and remit the proceeds of such sale (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the person surrendering the ADSs.

         At the request, risk and expense of any Holder so surrendering ADSs, and for the account of such Holder, the Depositary shall direct the Custodian to forward (to the extent permitted by law) any cash or other property (other than securities) held in respect of, and any certificate or certificates and other proper documents of or relating to title to, the Deposited Securities represented by such ADSs to the Depositary for delivery at the Principal Office of the Depositary, and for further delivery to such Holder. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.

         SECTION 2.8 Limitations on Execution and Delivery, Transfer, etc, of
                     --------------------------------------------------------
Receipts; Suspension of Delivery, Transfer, etc.
-----------------------------------------------

         (a) Additional Requirements. As a condition precedent to the execution
             -----------------------
and delivery, registration, registration of transfer, split-up, combination or surrender of any Receipt, the delivery of any distribution thereon or withdrawal of any Deposited Securities, the Depositary or the Custodian may require (i) payment from the depositor of Shares or presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and charges of the Depositary as provided in
Section 5.9 and Exhibit B hereof, (ii) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matter contemplated by Section 3.1 hereof and (iii) compliance with (A) any laws or governmental regulations relating to the execution and delivery of Receipts or American Depositary Shares or to the withdrawal of Deposited Securities and (B) such reasonable regulations as the Depositary and the Company may establish consistent with the provisions of this Deposit Agreement and applicable law.

         (b) Additional Limitations. The issuance of ADSs against deposits of
             ----------------------
Shares generally or against deposits of particular Shares may be suspended, or the issuance of ADSs against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfers of Receipts generally may be suspended, during any period when the transfer books of the Company, the Depositary, a Registrar or the Share Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the Receipts or Shares are listed, or under any provision of this Deposit Agreement or provisions of, or governing, the Deposited Securities, or any meeting of shareholders of the Company or for any other reason, subject, in all cases, to Section 7.8 hereof.

         (c) Regulatory Restrictions. Notwithstanding any provision of this
             -----------------------
Deposit Agreement or any Receipt to the contrary, the Holders of Receipts are entitled to surrender outstanding ADSs to withdraw the Deposited Securities at any time subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities, and (iv) other circumstances specifically contemplated by Section I.A.(1) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).

         SECTION 2.9 Lost Receipts, etc. In case any Receipt shall be mutilated,
                     ------------------
destroyed, lost, or stolen, the Depositary shall execute and deliver a new Receipt of like tenor at the expense of the Holder (a) in the case of a mutilated Receipt, in exchange of and substitution for such mutilated Receipt upon cancellation thereof, or (b) in lieu of and in substitution for such destroyed, lost, or stolen Receipt, after the Holder thereof (i) has submitted to the Depositary a written request for such exchange and substitution before the Depositary has notice that the Receipt has been acquired by a bona fide purchaser, (ii) has provided such security or indemnity (including an indemnity bond) as may be required by the Depositary to save it and any of its agents harmless, and (iii) has satisfied any other reasonable requirements imposed by the Depositary, including, without limitation, evidence satisfactory to the Depositary of such destruction, loss or theft of such Receipt, the authenticity thereof and the Holder's ownership thereof.

         SECTION 2.10 Cancellation and Destruction of Surrendered Receipts:
                      ----------------------------------------------------
Maintenance of Records. All Receipts surrendered to the Depositary shall be
----------------------
canceled by the Depositary. The Depositary is authorized to destroy Receipts so canceled, provided the Depositary maintains a record of all destroyed Receipts.

         SECTION 2.11 Partial Entitlement ADSs. In the event any Shares are
                      ------------------------
deposited which entitle the holders thereof to receive a per-share distribution or other entitlement in an amount different from the Shares then on deposit (the Shares then on deposit collectively, "Full Entitlement Shares" and the Shares with different entitlement, "Partial Entitlement Shares"), the Depositary shall
(i) cause the Custodian to hold Partial Entitlement Shares separate and distinct from Full Entitlement Shares, and (ii) subject to the terms of this Agreement, issue ADSs and deliver ADRs representing Partial Entitlement Shares which are separate and distinct from the ADSs and ADRs representing Full Entitlement Shares, by means of separate CUSIP numbering and legending (if necessary) ("Partial Entitlement ADSs/ADRs" and "Full Entitlement ADSs/ADRs", respectively). If and when Partial Entitlement Shares become Full Entitlement Shares, the Depositary shall (a) give notice thereof to Holders of Partial Entitlement ADSs and give Holders of Partial Entitlement ADRs the opportunity to exchange such Partial Entitlement ADRs for Full Entitlement ADRs, (b) cause the Custodian to transfer the Partial Entitlement Shares into the account of the Full Entitlement Shares, and (c) take such actions as are necessary to remove the distinctions between (i) the Partial Entitlement ADRs and ADSs, on the one hand, and (ii) the Full Entitlement ADRs and ADSs on the other. Holders and Beneficial Owners of Partial Entitlement ADSs shall only be entitled to the entitlement of Partial Entitlement Shares. Holders and Beneficial Owners of Full Entitlement ADSs shall be entitled only to the entitlements of Full Entitlement Shares. All provisions and conditions of this Agreement shall apply to Partial Entitlement ADRs and ADSs to the same extent as Full Entitlement ADRs and ADSs, except as contemplated by this Section 2.11. The Depositary is authorized to take any and all other actions as may be necessary (including, without limitation, making the necessary notations on Receipts) to give effect to the terms of this Section 2.11. The Company agrees to give timely written notice to the Depositary if any Shares issued or to be issued are Partial Entitlement Shares and shall assist the Depositary with the establishment of procedures enabling the identification of Partial Entitlement Shares upon Delivery to the Custodian.

                                   ARTICLE III

             CERTAIN OBLIGATIONS OF HOLDERS AND BENEFICIAL OWNERS OF

                                    RECEIPTS

         SECTION 3.1 Proofs, Certificates and Other Information. Any person
                     ------------------------------------------
presenting Shares for deposit, any Holder and any Beneficial Owner may be required, and every Holder and Beneficial Owner agrees, from time to time to provide to the Depositary and the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, legal or beneficial ownership of ADSs and Deposited Securities, compliance with applicable laws and the terms of this Deposit Agreement and the provisions of, or governing, the Deposited Securities or other information; to execute such certifications and to make such representations and warranties, and to provide such other information and documentation (or, in the case of Shares in registered form presented for deposit, such information relating to the registration on the books of the Company or of the appointed agent of the Company for the registration and transfer of Shares) as the Depositary or the Custodian may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations hereunder. The Depositary and the Registrar, as applicable, may withhold the execution or delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or distribution of rights or of the proceeds thereof or, to the extent not limited by the terms of Section 7.8 hereof, the delivery of any Deposited Securities until such proof or other information is filed or such certifications are executed, or such representations are made, or such other documentation or information provided, in each case to the Depositary's, the Registrar's and the Company's satisfaction. The Depositary shall provide the Company, in a timely manner, with copies or originals if necessary and appropriate of (i) any such proofs of citizenship or residence, taxpayer status, or exchange control approval which it receives from Holders and Beneficial Owners, and (ii) any other information or documents which the Company may reasonably request and which the Depositary shall request and receive from any Holder or Beneficial Owner or any person presenting Shares for deposit or ADSs for cancellation and withdrawal. Nothing herein shall obligate the Depositary to (i) obtain any information for the Company if not provided by the Holders or Beneficial Owners or (ii) verify or vouch for the accuracy of the information so provided by the Holders or Beneficial Owners.

         SECTION 3.2 Liability for Taxes and Other Charges. If any tax or other
                     -------------------------------------
governmental charge shall become payable with respect to any ADR or any Deposited Securities or American Depositary Shares, such tax or other governmental charge shall be payable by the Holders and Beneficial Owners to the Depositary. The Company, the Custodian and/or the Depositary may withhold or deduct from any distributions made in respect of Deposited Securities and may sell for the account of a Holder and/or Beneficial Owner any or all of the Deposited Securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, the Holder and the Beneficial Owner remaining liable for any deficiency. The Custodian may refuse the deposit of Shares and the Depositary may refuse to issue ADSs, to deliver ADRs, register the transfer, split-up or combination of ADRs and (subject to Section 7.8) the withdrawal of Deposited Securities until payment in full of such tax, charge, penalty or interest is received. Every Holder and Beneficial Owner agrees to indemnify the Depositary, the Company, the Custodian, and any of their agents, officers, employees and Affiliates for, and to hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner.

         SECTION 3.3 Representations and Warranties on Deposit of Shares. Each
                     ---------------------------------------------------
person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Shares and the certificates therefor are duly authorized, validly issued, fully paid, non-assessable and legally obtained by such person, (ii) all preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised, (iii) the person making such deposit is duly authorized so to do and (iv) the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the American Depositary Shares issuable upon such deposit will not be, Restricted Securities and the Shares presented for deposit have not been stripped of any rights or entitlements. Such representations and warranties shall survive the deposit and withdrawal of Shares, the issuance and cancellation of American Depositary Shares in respect thereof and the transfer of such American Depositary Shares. If any such representations or warranties are false in any way, the Company and the Depositary shall be authorized, at the cost and expense of the person depositing Shares, to take any and all actions necessary to correct the consequences thereof.

         SECTION 3.4 Compliance with Information Requests: Disclosure of
                     ---------------------------------------------------
Ownership Interest. Notwithstanding any other provision of this Deposit
------------------
Agreement, each Holder and Beneficial Owner agrees to comply with requests (an "Information Request") from the Company pursuant to the Company's Memorandum and/or Articles of Association, U.K. law (including, without limitation, the Companies Act 1985, as amended from time to time (the "Companies Act")), the rules and requirements of the London Stock Exchange, or any other stock exchange on which the Shares are, or will be, registered, traded or listed, which are made to provide information, inter alia, as to the capacity in which such Holder or Beneficial Owner owns American Depositary Shares (and Shares as the case may be) and regarding the identity of any other person interested (within the meaning of the Company's Act) in such American Depositary Shares (and Shares as the case may be) and the nature and extent of such interest and various other matters, whether or not they are Holders and/or Beneficial Owners at the time of such request.

         Each Holder and Beneficial Owner acknowledges that it understands that failure to comply with an Information Request may result in the imposition of sanctions against the Holder of the Shares in respect of which the non-complying person is or was, or appears to be or have been, interested as provided in the Companies Act and the Articles of Association which currently include the withdrawal of the voting rights of such Shares and, in certain circumstances, the imposition of restrictions on the rights to receive dividends on and to transfer such Shares.

         In addition, any Holder or Beneficial Owner who is or becomes directly or indirectly interested (within the meaning of the Companies Act) in the issued ordinary share capital of the Company equal to or in excess of the then "noticeable percentage" (at the date hereof, normally three percent (3%), but in certain limited cases may be ten percent (10%)) or such other amount(s) as may be required by the Companies Act, or is aware that another person for whom it holds such Receipts is so interested, must within the period of two (2) business days (or such other period as may be required by the Companies Act) following the day of becoming so interested or ceasing to be so interested or of any change in the percentage levels of such interest, notify the Company as required by the Companies Act.

         In the event that the Company determines that there has been a failure to comply with an Information Request with respect to any Deposited Securities and that sanctions are to be imposed against such Deposited Securities pursuant to the Companies Act or the Articles of Association, the Company shall so notify the Depositary, giving full details thereof, and shall instruct the Depositary in writing as to the application of such sanctions to the Deposited Securities. Each Holder and Beneficial Owner hereby agrees to the application of any sanctions imposed pursuant to the Companies Act or the Articles of Association to the Deposited Securities in which it is interested.

         If the Company requests information from the Depositary or the Custodian, as the registered holders of Shares, pursuant to the Articles of Association of the Company or the Companies Act, the obligations of the Depositary or the Custodian, as the case may be, shall be limited to disclosing to the Company such information relating to the Shares in question as has in each case been recorded by it pursuant to the terms of this Deposit Agreement.

         Upon the reasonable request of the Company, the Depositary shall use its reasonable best efforts to forward to the Company, at the Company's expense, any information received by the Depositary pursuant to an Information Request.

         SECTION 3.5 Ownership Restrictions. Notwithstanding any other provision
                     ----------------------
in this Deposit Agreement the Company may restrict transfers of the Shares where such transfer might result in ownership of Shares exceeding limits imposed by applicable law or the Memorandum and Articles of Association of the Company. The Company may also restrict, in such manner as it deems appropriate, transfers of the American Depositary Shares where such transfer may result in the total number of Shares represented by the American Depositary Shares owned by a single Holder or Beneficial Owner to exceed any such limits. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the imposition of restrictions on the transfer of American Depositary Shares, the removal or limitation of voting rights or mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the American Depositary Shares held by such Holder or Beneficial Owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Memorandum and Articles of Association of the Company.

                                   ARTICLE IV

                            THE DEPOSITED SECURITIES

         SECTION 4.1 Cash Distributions. Whenever the Depositary receives
                     ------------------
confirmation from the Custodian of receipt of any cash dividend or other cash distribution on any Deposited Securities, or receives proceeds from the sale of any Shares, rights, securities or other entitlements under the terms hereof, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary (pursuant to Section 4.8 hereof) be converted on a practicable basis into Dollars transferable to the United States, promptly convert or cause to be converted such cash dividend, distribution or proceeds into Dollars (on the terms described in Section 4.8) and will distribute promptly the amount thus received (net of (a) the applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the Holders entitled thereto as of the ADS Record Date in proportion to the number of American Depositary Shares held as of the ADS Record Date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributed shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts outstanding at the time of the next distribution. If the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the American Depositary Shares representing such Deposited

Securities shall be reduced accordingly. Such withheld amounts shall be forwarded by the Company, the Custodian or the Depositary to the relevant governmental authority. Evidence of payment thereof by the Company shall be forwarded by the Company to the Depositary upon request.

         SECTION 4.2 Distribution in Shares. If any distribution upon any
                     ----------------------
Deposited Securities consists of a dividend in, or free distribution of, Shares, the Company shall cause such Shares to be deposited with the Custodian and registered, as the case may be, in the name of the Depositary, the Custodian or any of their nominees. Upon receipt of confirmation of such deposit from the Custodian, the Depositary shall establish the ADS Record Date upon the terms described in Section 4.9 and shall, subject to Section 5.9 hereof, either (i) distribute to the Holders as of the ADS Record Date in proportion to the number of American Depositary Shares held as of the ADS Record Date, additional American Depositary Shares, which represent in the aggregate the number of Shares received as such dividend, or free distribution, subject to the other terms of this Deposit Agreement (including, without limitation, (a) the applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes), or (ii) if additional American Depositary Shares are not so distributed, each American Depositary Share issued and outstanding after the ADS Record Date shall, to the extent permissible by law, thenceforth also represent rights and interests in the additional Shares distributed upon the Deposited Securities represented thereby (net of (a) the applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes). In lieu of delivering fractional American Depositary Shares, the Depositary shall sell the number of Shares or American Depositary Shares, as the case may be, represented by the aggregate of such fractions and distribute the net proceeds upon the terms described in
Section 4.1. In the event that the Depositary determines that any distribution in property (including Shares) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, if the Company, in the fulfillment of its obligation under Section 5.7 hereof, has furnished an opinion of U.S. counsel determining that Shares must be registered under the Securities Act or other laws in order to be distributed to Holders (and no such registration statement has been declared effective), the Depositary may, after consultation with the Company, dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable, and the Depositary shall distribute the net proceeds of any such sale (after deduction of such (a) taxes and (b) fees and charges of, and expenses incurred by, the Depositary) to Holders entitled thereto upon the terms described in Section 4.1. The Depositary shall hold and/or distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.

         SECTION 4.3 Elective Distributions in Cash or Shares. Whenever the
                     ----------------------------------------
Company intends to distribute a dividend payable at the election of the holders of Shares in cash or in additional Shares, the Company shall give notice thereof to the Depositary at least 30 days prior to the proposed distribution stating whether or not it wishes such elective distribution to be made available to Holders of ADSs. Upon receipt of notice indicating that the Company wishes such elective distribution to be made available to Holders of ADSs, the Depositary shall consult with the Company to determine, and the Company shall assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such elective distribution available to the Holders of ADSs. The Depositary shall make such elective distribution available to Holders only if
(i) the Depositary shall have determined that such distribution is reasonably practicable and (ii) the Depositary shall have received satisfactory documentation (or waived the receipt thereof in its reasonable discretion) within the terms of Section 5.7. If the above conditions are not satisfied, the Depositary shall, to the extent permitted by law, distribute to the Holders, on the basis of the same determination as is made in the local market in respect of the Shares for which no election is made, either (X) cash upon the terms described in Section 4.1 or (Y) additional ADSs representing such additional Shares upon the terms described in Section 4.2. If the above conditions are satisfied, the Depositary shall establish an ADS Record Date (on the terms described in Section 4.9) and establish procedures to enable Holders to elect the receipt of the proposed dividend in cash or in additional ADSs. The Company shall assist the Depositary in establishing such procedures to the extent necessary. If a Holder elects to receive the proposed dividend (X) in cash, the dividend shall be distributed upon the terms described in Section 4.1, or (Y) in ADSs, the dividend shall be distributed upon the terms described in Section 4.2. Nothing herein shall obligate the Depositary to make available to Holders a method to receive the elective dividend in Shares (rather than ADSs). There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.


         SECTION 4.4 Distribution of Rights to Purchase Shares.
                     -----------------------------------------

         (a) Distribution to ADS Holders. Whenever the Company intends to
             ---------------------------
distribute to the holders of the Deposited Securities rights to subscribe for additional Shares, the Company shall give notice thereof to the Depositary, which notice shall, unless the Company has delivered to the Depositary notice indicating that the Company does not wish such rights to be made available to Holders of ADSs, be received by the Depositary at least 40 days prior to the proposed distribution. Upon the timely receipt of a notice indicating that the

Company wishes such rights to be made available to Holders of ADSs, the Depositary shall consult with the Company to determine, and the Company shall assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall make such rights available to Holders only if (i) the Company shall have requested that such rights be made available to Holders, (ii) the Depositary shall have received satisfactory documentation within the terms of Section 5.7 (and the Depositary has not waived the receipt thereof in its reasonable discretion), and (iii) the Depositary shall have determined that such distribution of rights is reasonably practicable. In the event any of the conditions set forth above are not satisfied, the Depositary shall proceed with the sale of the rights as contemplated in Section 4.4(b) below. In the event all conditions set forth above are satisfied, the Depositary shall establish an ADS Record Date (upon the terms described in Section 4.9) and establish procedures to distribute such rights (by means of warrants or otherwise) and to enable the Holders to exercise the rights (upon payment of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes). The Company shall assist the Depositary to the extent necessary in establishing such procedures. Nothing herein shall obligate the Depositary to make available to the Holders a method to exercise such rights to subscribe for Shares (rather than ADSs).

         (b) Sale of Rights. If (i) the Company does not request the Depositary
             --------------
to make the rights available to Holders or requests that the rights not be made available to Holders, (ii) the Depositary fails to receive satisfactory documentation within the terms of Section 5.7 or determines it is not reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity, at such place and upon such terms (including public or private sale) as it may deem proper. The Company shall assist the Depositary to the extent necessary to determine such legality and practicability. The Depositary shall, upon such sale, convert and distribute proceeds of such sale (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) upon the terms set forth in Section 4.1.

         (c) Lapse of Rights. If the Depositary is unable to make any rights
             ---------------
available to Holders upon the terms described in Section 4.4(a) or to arrange for the sale of the rights upon the terms described in Section 4.4(b), the Depositary shall allow such rights to lapse.

         The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or exercise, or (iii) the content of any materials forwarded to the Holders on behalf of the Company in connection with the rights distribution.

         Notwithstanding anything to the contrary in this Section 4.4, if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not distribute such rights to the Holders unless and until a registration statement under the Securities Act covering such offering is in effect. In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of property (including rights) an amount on account of taxes or other governmental charges, the amount distributed to the Holders of Receipts evidencing American Depositary Shares representing such Deposited Securities shall be reduced accordingly. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges. Although English law does presently contemplate the issuance of rights in negotiable form, a liquid market for rights may not exist, and this may adversely affect (1) the ability of the Depositary to dispose of such rights or (2) the amount the Depositary would realize upon disposal of rights.

         There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to receive or exercise rights on the same terms and conditions as the holders of Shares or be able to exercise such rights. Nothing herein shall obligate the Company to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.

         SECTION 4.5 Distributions Other Than Cash, Shares or Rights to Purchase
                     -----------------------------------------------------------
Shares.
-------

         (a) Whenever the Company intends to distribute to the holders of Deposited Securities property other than cash, Shares or rights to purchase additional Shares, the Company shall give timely notice thereof to the Depositary and shall indicate whether or not it wishes such distribution to be made to Holders of ADSs. Upon receipt of a notice indicating that the Company wishes such distribution be made to Holders of ADSs, the Depositary shall consult with the Company, and the Company shall assist the Depositary, to determine whether such distribution to Holders is lawful and reasonably practicable. The Depositary shall not make such distribution unless (i) the Company shall have requested the Depositary to make such distribution to Holders, (ii) the Depositary shall have received satisfactory documentation within the terms of Section 5.7, and (iii) the Depositary shall have determined that such distribution is reasonably practicable.

         (b) Upon receipt of satisfactory documentation and the request of the Company to distribute property to Holders of ADSs and after making the requisite determinations set forth in (a) above, the Depositary shall distribute the property so received to the Holders of record as of the ADS Record Date, in proportion to the number of ADSs held by them respectively and in such manner as the Depositary may deem practicable for accomplishing such distribution (i) upon receipt of payment or net of the applicable fees and charges of, and expenses incurred by, the Depositary, and (ii) net of any taxes withheld. The Depositary may dispose of all or a portion of the property so distributed and deposited, in such amounts and in such manner (including public or private sale) as the Depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) or other governmental charges applicable to the distribution.

         (c) If (i) the Company does not request the Depositary to make such distribution to Holders or requests not to make such distribution to Holders,
(ii) the Depositary does not receive satisfactory documentation within the terms of Section 5.7, or (iii) the Depositary determines that all or a portion of such distribution is not reasonably practicable or feasible, the Depositary shall sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem proper and shall (i) cause the proceeds of such sale, if any, to be converted into Dollars and (ii) distribute the proceeds of such conversion received by the Depositary (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and
(b) taxes) to the Holders as of the ADS Record Date upon the terms of Section
4.1. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances.

         SECTION 4.6 [Intentionally Omitted]

         SECTION 4.7 [Intentionally Omitted]

         SECTION 4.8 Conversion of Foreign Currency. Whenever the Depositary or
                     ------------------------------
the Custodian shall receive Foreign Currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, which in the judgment of the Depositary can at such time be converted on a practicable basis, by sale or in any other manner that it may determine in accordance with applicable law, into Dollars transferable to the United States and distributable to the Holders entitled thereto, the Depositary shall convert or cause to be converted, by sale or in any other manner that it may determine, such Foreign Currency into Dollars, and shall distribute such Dollars (net of any applicable fees, any reasonable and customary expenses incurred in such conversion and any expenses incurred on behalf of the Holders in complying with currency exchange control or other governmental requirements) in accordance with the terms of the applicable sections of this Deposit Agreement. If the Depositary shall have distributed warrants or other instruments that entitle the holders thereof to such Dollars, the Depositary shall distribute such Dollars to the holders of such warrants and/or instruments upon surrender thereof for cancellation, in either case without liability for interest thereon. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Holders on account of any application of exchange restrictions or otherwise.

         If such conversion or distribution generally or with regard to a particular Holder can be effected only with the approval or license of any government or agency thereof, the Depositary shall have authority to file such application for approval or license, if any, as it may deem desirable. In no event, however, shall the Depositary be obligated to make such a filing.

         If at any time the Depositary shall determine that in its judgment the conversion of any Foreign Currency and the transfer and distribution of proceeds of such conversion received by the Depositary is not practical or lawful, or if any approval or license of any governmental authority or agency thereof that is required for such conversion, transfer and distribution is denied or, in the opinion of the Depositary, not obtainable at a reasonable cost or within a reasonable period, the Depositary may, in its discretion, (i) make such conversion and distribution in Dollars to the Holders for whom such conversion, transfer and distribution is lawful and practicable, (ii) distribute the Foreign Currency (or an appropriate document evidencing the right to receive such Foreign Currency) to Holders for whom this is lawful and practicable or (iii) hold (or cause the Custodian to hold) such Foreign Currency (without liability for interest thereon) for the respective accounts of the Holders entitled to receive the same.

         SECTION 4.9 Fixing of Record Date. Whenever the Depositary shall
                     ---------------------
receive notice of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any distribution (whether in cash, Shares, rights, or other distribution), or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of or solicitation of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall, after consultation with the Company, fix a record date (the "ADS Record Date") for the determination of the Holders of Receipts who shall be entitled to receive such dividend, distribution, give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each American Depositary Share. The Depositary shall make reasonable efforts to establish the ADS Record Date as closely as possible to the applicable record date for the Deposited Securities (if any). Subject to applicable law and the provisions of Section 4.1 through 4.8 and to the other terms and conditions of this Deposit Agreement, only the Holders of Receipts at the close of business on such ADS Record Date shall be entitled to receive such distribution, to give such voting instructions, to receive such notice or solicitation, or otherwise take action.

         SECTION 4.10 Voting of Deposited Securities. As soon as practicable
                      ------------------------------
after receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix the ADS

Record Date in respect of such meeting or solicitation of consent or proxy and shall mail to Holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxy, (b) a statement that the Holders at the close of business on the ADS Record Date will be entitled, subject to any applicable law, the Memorandum and Articles of Association of the Company and the provisions of or governing the Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder's American Depositary Shares, and (c) a brief statement as to the manner in which such instructions may be given, including when applicable, an express indication that instructions may be given to the Depositary to give a discretionary proxy to a person designed by the Company. Voting instructions may be given only in respect of a number of American Depositary Shares representing a whole number of Shares or other Deposited Securities. Upon the timely receipt of written instructions of a Holder of American Depositary Shares on the ADS Record Date, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Memorandum and Articles of Association of the Company and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by such Holder's of American Depositary Shares in accordance with such instructions, either on a show of hands, in which case, the Custodian shall be instructed to vote in accordance with instructions received from a majority of Holders giving instructions, or on a poll, in which case the Custodian shall be instructed to vote in accordance with the instructions as received from the Holders giving instructions.

        Unless specifically instructed by at least three (3) Holders of American Depositary Shares representing not less than 10% of the total voting rights of all Holders of American Depositary Shares having the right to vote at such meeting, the Depositary may not join in demanding a poll. Under the Memorandum and Articles of Association of the Company (as in effect of the date hereof), a poll may be demanded at any general meeting by the chairman of the meeting, by at least three members present in person or by proxy and having the right to vote at the meeting, or by a member or members present in person or by proxy holding Shares conferring a right to vote at the meeting, being Shares on which the aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the Shares conferring that right. Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by American Depositary Shares except pursuant to and in accordance with such written instructions from Holders. Unless the Company requests in writing to the contrary, if voting instructions are received by the Depositary from any Holder on or before the date established by the Depositary for the receipt of such instructions, which are signed but without further indication as to specific instructions, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such instructions. Shares or other Deposited Securities represented by American Depositary Shares for which no specific voting instructions are received by the Depositary from the Holder shall not be voted. Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS

Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

         There can be no assurance that Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.

         SECTION 4.11 Changes Affecting Deposited Securities. Upon any change in
                      --------------------------------------
nominal or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or the Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities shall, to the extent permitted by law, be treated as new Deposited Securities under this Deposit Agreement, and the Receipts shall, subject to the provisions of this Deposit Agreement and applicable law, evidence American Depositary Shares representing the right to receive such additional securities. The Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of the Deposit Agreement and receipt of an opinion of counsel to the Company satisfactory to the Depositary that such distributions are not in violation of any applicable laws or regulations, execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of Receipt contained in Exhibit A hereto, specifically describing such new Deposited Securities or corporate change. The Company agrees to, jointly with the Depositary, amend the Registration Statement on Form F-6 as filed with the Commission to permit the issuance of such new form of Receipts.

Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company's approval, and shall, if the Company requests, subject to receipt of an opinion of Company's counsel satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales (net of (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.1. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to Holders in general or to any Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.

         SECTION 4.12 Available Information. The Company is subject to the
                      ---------------------
periodic reporting requirements of the Exchange Act and accordingly files certain information with the Commission. These reports and documents can be inspected and copied at the public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission's New York City office located at Seven World Trade Center, 13th Floor, New York, New York 10048.

         SECTION 4.13 Reports. The Depositary shall make available for
                      -------
inspection by Holders at its Principal Office any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also mail to Holders copies of such reports when furnished by the Company pursuant to Section 5.6.

         SECTION 4.14 List of Holders. Promptly upon written request by the
                      ---------------
Company, the Depositary shall furnish to it a list, as of a recent date, of the names, addresses and holdings of American Depositary Shares of all Holders.

         SECTION 4.15 Taxation. The Depositary will, and will instruct the
                      --------
Custodian to, forward to the Company or its agents such information from its records as the Company may reasonably request to enable the Company or its agents to file the necessary tax reports with governmental authorities or agencies. The Depositary, the Custodian or the Company and its agents may file such reports as are necessary to reduce or eliminate applicable taxes on dividends and on other distributions in respect of Deposited Securities under applicable tax treaties or laws for the Holders and Beneficial Owners. In accordance with instructions from the Company and to the extent practicable, the Depositary or the Custodian will take reasonable administrative actions to obtain tax refunds, reduced withholding of tax at source on dividends and other benefits under applicable tax treaties or laws with respect to dividends and other distributions on the Deposited Securities. Holders and Beneficial Owners of American Depositary Shares may be required from time to time, and in a timely manner, to file such proof of taxpayer status, residence and beneficial ownership (as applicable), to execute such certificates and to make such representations and warranties, or to provide any other information or documents, as the Depositary or the Custodian may deem necessary or proper to fulfill the Depositary's or the Custodian's obligations under applicable law. The Holders and Beneficial Owners shall indemnify the Depositary, the Company, the Custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

         If the Company (or any of its agents) withholds from any distribution any amount on account of taxes or governmental charges, or pays any other tax in respect of such distribution (i.e. stamp duty tax, capital gains or other similar tax), the Company shall (and shall cause such agent to) remit promptly to the Depositary information about such taxes or governmental charges withheld or paid, and, if so requested, the tax receipt (or other proof of payment to the applicable governmental authority) therefor, in each case, in a form satisfactory to the Depositary. The Depositary shall, to the extent required by U.S. law, report to Holders any taxes withheld by it or the Custodian, and, if such information is provided to it by the Company, any taxes withheld by the Company. The Depositary and the Custodian shall not be required to provide the Holders with any evidence of the remittance by the Company (or its agents) of any taxes withheld, or of the payment of taxes by the Company, except to the extent the evidence is provided by the Company to the Depositary. Neither the Depositary nor the Custodian shall be liable for the failure by any Holder or Beneficial Owner to obtain the benefits of credits on the basis non-U.S. tax paid against such Holder's or Beneficial Owner's income tax liability.

         The Depositary is under no obligation to provide the Holders and Beneficial Owners with any information about the tax status of the Company. The Depositary shall not incur any liability for any tax consequences that may be incurred by Holders and Beneficial Owners on account of their ownership of the American Depositary Shares, including without limitation, tax consequences resulting from the Company (or any of its subsidiaries) being treated as a "Foreign Personal Holding Company," or as a "Passive Foreign Investment Company" (in each case as defined in the U.S. Internal Revenue Code and the regulations issued thereunder) or otherwise.

                                    ARTICLE V

                  THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY

         SECTION 5.1 Maintenance of Office and Transfer Books by the Registrar.
                     ---------------------------------------------------------
Until termination of this Deposit Agreement in accordance with its terms, the Registrar shall maintain in the Borough of Manhattan, the City of New York, an office and facilities for the execution and delivery, registration, registration of transfers, combination and split-up of Receipts, the surrender of Receipts and the delivery and withdrawal of Deposited Securities in accordance with the provisions of this Deposit Agreement.

         The Registrar shall keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Company and by the Holders of such Receipts, provided that such inspection shall not be, to the Registrar's knowledge, for the purpose of communicating with Holders of such Receipts in the interest of a business or object other than the business of the Company or other than a matter related to this Deposit Agreement or the Receipts.

        The Registrar may close the transfer books with respect to the Receipts, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at the reasonable written request of the Company subject, in all cases, to Section 7.8 hereof.

         If any Receipts or the American Depositary Shares evidenced thereby are listed on one or more stock exchanges or automated quotation systems in the United States, the Depositary shall act as Registrar or, with the approval of the Company, appoint a Registrar or one or more coregistrars for registration of Receipts and transfers, combinations and split-ups, and to countersign such Receipts in accordance with any requirements of such exchanges or systems. Such Registrar or co-registrars may be removed and a substitute or substitutes appointed by the Depositary with the approval of the Company.

        SECTION 5.2 Exoneration. Neither the Depositary nor the Company shall be
                    -----------
obligated to do or perform any act which is inconsistent with the provisions of this Deposit Agreement or incur any liability (i) if the Depositary or the Company shall be prevented or forbidden from, or delayed in, doing or performing any act or thing required by the terms of this Deposit Agreement, by reason of any provision of any present or future law or regulation of the United States, the U.K. or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future of the Memorandum and Articles of Association of the Company or any provision of or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure), (ii) by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement or in the Memorandum and Articles of Association of the Company or provisions of or governing Deposited Securities, (iii) for any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, any Beneficial Owner or authorized representative thereof, or any other person believed by it in good faith to be competent to give such advice or information, (iv) for the inability by a Holder or Beneficial Owner to benefit from any distribution, offering, right or other benefit which is made available to holders of Deposited Securities but is not, under the terms of this Deposit Agreement, made available to Holders of American Depositary Shares or (v) for any consequential or punitive damages for any breach of the terms of this Deposit Agreement.

       The Depositary, its controlling persons, its agents, any Custodian and the Company, its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

         No disclaimer of liability under the Securities Act is intended by any provision of this Deposit Agreement.

         SECTION 5.3 Standard of Care. The Company and its agents assume no
                     ----------------
obligation and shall not be subject to any liability under this Deposit Agreement or the Receipts to Holders or Beneficial Owners or other persons, except that the Company and its agents agree to perform their obligations specifically set forth in this Deposit Agreement without negligence or bad faith.

         The Depositary and its agents assume no obligation and shall not be subject to any liability under this Deposit Agreement or the Receipts to Holders or Beneficial Owners or other persons, except that the Depositary and its agents agree to perform their obligations specifically set forth in this Deposit Agreement without negligence or bad faith.

         Without limitation of the foregoing, neither the Depositary, nor the Company, nor any of their respective controlling persons, or agents, shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary).

         The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith and in accordance with the terms of this Deposit Agreement. The Depositary shall not incur any liability for any failure to determine that any distribution or action may be lawful' or reasonably practicable, for the content of any information submitted to it by the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities or for any tax consequences that may result from the ownership of ADSs, Shares or Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of this Deposit Agreement or for the failure or timeliness of any notice from the Company.

         SECTION 5.4 Resignation and Removal of the Depositary; Appointment of
                     ---------------------------------------------------------
Successor Depositary. The Depositary may at any time resign as Depositary
--------------------
hereunder by written notice of resignation delivered to the Company, such resignation to be effective on the earlier of (i) the 60th day after delivery thereof to the Company (whereupon the Depositary shall be entitled to take the actions contemplated in Section 6.2 hereof), or (ii) upon the appointment by the Company of a successor depositary and its acceptance of such appointment as hereinafter provided.

        The Depositary may at any time be removed by the Company by written notice of such removal, which removal shall be effective on the earlier of (i) the 60th day after delivery thereof to the Depositary (whereupon the Depositary shall be entitled to take the actions contemplated in Section 6.2 hereof), or
(ii) upon the appointment by the Company of a successor depositary and its acceptance of such appointment as hereinafter provided.

         In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall be required by the Company to execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed (except as required by applicable law), shall become fully vested with all the rights, powers, duties and obligations of its predecessor.

The predecessor depositary, upon payment of all sums due it and on the written request of the Company shall, (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder (other than as contemplated in Sections 5.8 and 5.9), (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders.

         Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

         SECTION 5.5 The Custodian. The Depositary, after consultation with the
                     -------------
Company, may from time to time appoint one or more custodians hereunder. The Depositary has initially appointed Citibank, N.A. - London as Custodian for the purpose of this Deposit Agreement. The Custodian or its successors in acting hereunder shall be subject at all times and in all respects to the direction of the Depositary for the Shares for which the Custodian acts as custodian and shall be responsible solely to it. If any Custodian resigns or is discharged from its duties hereunder with respect to any Deposited Securities and no other Custodian has previously been appointed hereunder, the Depositary shall promptly appoint a substitute custodian that is organized under the laws of England and Wales. The Depositary shall require such resigning or discharged Custodian to deliver the Deposited Securities held by it, together with all such records maintained by it as Custodian with respect to such Deposited Securities as the Depositary may request, to the Custodian designated by the Depositary. Whenever the Depositary determines, in its discretion, that it is appropriate to do so, it may appoint an additional custodian with respect to any Deposited Securities, or discharge the Custodian with respect to any Deposited Securities and appoint a substitute custodian, which shall thereafter be Custodian hereunder with respect to the Deposited Securities. Immediately upon any such change, the Depositary shall give notice thereof in writing to all Holders of Receipts, each other Custodian and the Company.

         Upon the appointment of any successor depositary, any Custodian then acting hereunder shall, unless otherwise instructed by the Depositary, continue to be the Custodian of the Deposited Securities without any further act or writing, and shall be subject to the direction of the successor depositary. The successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority to act on the direction of such successor depositary.

         SECTION 5.6 Notices and Reports. On or before the first date on which
                     -------------------
the Company gives notice, by publication or otherwise, of any meeting of holders of Shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action by such holders other than at a meeting, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of Deposited Securities, the Company shall transmit to the Depositary and the Custodian a copy of the notice thereof in the English language but otherwise in the form given or to be given to holders of Shares or other Deposited Securities. The Company shall also furnish to the Custodian and the Depositary a summary, in English, of any applicable provisions or proposed provisions of the Memorandum and Articles of Association of the

Company that may be relevant or pertain to such notice of meeting or be the subject of a vote thereat.

        The Company will also transmit to the Depositary (a) an English language version of the other notices, reports and communications which are made generally available by the Company to holders of its Shares or other Deposited Securities and (b) the English-language versions of the Company's annual and semi-annual reports prepared in accordance with the applicable requirements of the Commission. The Depositary shall arrange, at the request of the Company and at the Company's expense, for the mailing of copies thereof to all Holders or make such notices, reports and other communications available to all Holders on a basis similar to that for holders of Shares or other Deposited Securities or on such other basis as the Company may advise the Depositary or as may be required by any applicable law, regulation or stock exchange requirement.

         The Depositary will, at the expense of the Company, make available a copy of any such notices, reports or communications issued by the Company and delivered to the Depositary for inspection by the Holders of the Receipts evidencing the American Depositary Shares representing such Shares governed by such provisions at the Depositary's Principal Office, at the office of the Custodian and at any other designated transfer office.

         SECTION 5.7 Issuance of Additional Shares, ADSs etc. The Company agrees
                     ---------------------------------------
that in the event it or any of its Affiliates proposes (i) an issuance, sale or distribution of additional Shares, (ii) an offering of rights to subscribe for Shares or other Deposited Securities, (iii) an issuance of securities convertible into or exchangeable for Shares, (iv) an issuance of rights to subscribe for securities convertible into or exchangeable for Shares, (v) an elective dividend of cash or Shares, (vi) a redemption of Deposited Securities,
(vii) a meeting of holders of Deposited Securities, or solicitation of consents or proxies, relating to any reclassification of securities, merger or consolidation or transfer of assets or (viii) any reclassification, recapitalization, reorganization, merger, consolidation or sale of assets which affects the Deposited Securities, it will obtain U.S. legal advice and take all steps necessary to ensure that the application of the proposed transaction to Holders and Beneficial Owners does not violate the registration provisions of the Securities Act, or any other applicable laws (including, without limitation, the Investment Company Act of 1940, as amended, the Exchange Act or the securities laws of the states of the United States). In support of the foregoing, the Company will furnish to the Depositary (a) a written opinion of U.S. counsel (reasonably satisfactory to the Depositary) stating whether or not application of such transaction to Holders and Beneficial Owners (1) requires a registration statement under the Securities Act to be in effect or (2) is exempt from the registration requirements of the Securities Act and (b) an opinion of counsel in England and Wales counsel stating that (1) making the transaction available to Holders and Beneficial Owners does not violate the laws or regulations of England and Wales and (2) all requisite regulatory consents and approvals have been obtained in England and Wales. If the filing of a registration statement is required, the Depositary shall not have any obligation to proceed with the transaction unless it shall have received evidence reasonably satisfactory to it that such registration statement has been declared effective. If, being advised by counsel, the Company determines that a transaction is required to be registered under the Securities Act, the Company will either (i) register such transaction to the extent necessary, (ii) alter the terms of the transaction to avoid the registration requirements of the Securities Act or (iii) direct the Depositary to take specific measures, in each case as contemplated in this Deposit Agreement, to prevent such transaction from violating the registration requirements of the Securities Act.

         The Company agrees with the Depositary that neither the Company nor any of its Affiliates will at any time (i) deposit any Shares or other Deposited Securities, either upon original issuance or upon a sale of Shares or other Deposited Securities previously issued and reacquired by the Company or by any such Affiliate, or (ii) issue additional Shares, rights to subscribe for such Shares, securities convertible into or exchangeable for Shares or rights to subscribe for such securities, in each case unless such transaction and the securities issuable in such transaction are exempt from registration under the Securities Act and, if applicable, the Exchange Act or have been registered under the Securities Act and, if applicable, the Exchange Act (and such registration statement has been declared effective).

         Notwithstanding anything else contained in this Deposit Agreement, nothing in this Deposit Agreement shall be deemed to obligate the Company to file any registration statement in respect of any proposed transaction.

         Notwithstanding the foregoing, any of the requirements of delivery of legal opinions, certificates or other documents set forth in this Section 5.7 may be waived by the Depositary in its reasonable discretion.

         SECTION 5.8 Indemnification. The Depositary agrees to indemnify the
                     ---------------
Company and its directors, officers, employees, agents and Affiliates against, and hold each of them harmless from, any direct loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) which may arise out of acts performed or omitted by the Depositary under the terms hereof due to the negligence or bad faith of the Depositary.

         Company agrees to indemnify the Depositary, the Custodian and any of their respective directors, officers, employees, agents and Affiliates against, and hold each of them harmless from, any direct loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) that may arise (a) out of or in connection with any offer, issuance, sale, resale, transfer, deposit or withdrawal of Receipts, American Depositary Shares, the Shares, or other Deposited Securities, as the case may be, (b) out of or as a result of any offering documents in respect thereof or (c) out of acts performed or omitted, including, but not limited to, any delivery by the Depositary on behalf of the Company of information regarding the Company in connection with this Deposit Agreement, the Receipts, the American Depositary Shares, the Shares, or any Deposited Securities, in any such case (i) by the Depositary, the Custodian or any of their respective directors, officers, employees, agents and Affiliates, except to the extent such loss, liability, tax, charge or expense is due to the negligence or bad faith of any of them, or (ii) by the Company or any of its directors, officers, employees, agents and Affiliates.

         The indemnities by the Company contained in the preceding paragraph shall not extend to any liability or expense which may arise out of any Pre-Release Transaction unless such Pre-Release Transaction is entered into at the request of the Company.

         The obligations set forth in this Section shall survive the termination of this Deposit Agreement and the succession or substitution of any party hereto.

         Any person seeking indemnification hereunder (an "indemnified person") shall notify the person from whom it is seeking indemnification (the "indemnifying person") of the commencement of any indemnifiable action or claim promptly after such indemnified person becomes aware of such commencement (provided that the failure to make such notification shall not affect such indemnified person's rights to seek indemnification except to the extent the indemnifying person is materially prejudiced by such failure) and shall consult in good faith with the indemnifying person as to the conduct of the defense of such action or claim that may give rise to an indemnity hereunder, which defense shall be reasonable in the circumstances. No indemnified person shall compromise or settle any action or claim that may give rise to an indemnity hereunder without the consent of the indemnifying person, which consent shall not be unreasonably withheld.

         SECTION 5.9 Fees and Charges of Depositary. The Company, the Holders,
                     ------------------------------
the Beneficial Owners, and persons depositing Shares or surrendering ADSs for cancellation and withdrawal of Deposited Securities shall be required to pay to the Depositary the Depositary's fees and related charges identified as payable by them respectively in the Fee Schedule attached hereto as Exhibit B. All fees and charges so payable may, at any time and from time to time, be changed by agreement between the Depositary and the Company, but, in the case of fees and charges payable by Holders and Beneficial Owners, only in the manner contemplated in Section 6.1. The Depositary shall provide, without charge, a copy of its latest fee schedule to anyone upon request.

         The Company agrees to promptly pay to the Depositary such other fees and charges and to reimburse the Depositary for such out-of-pocket expenses as the Depositary and the Company may agree to in writing from time to time.

Responsibility for payment of such charges may at any time and from time to time be changed by agreement between the Company and the Depositary. Unless otherwise agreed, the Depositary shall present its statement for such expenses and fees or charges to the Company once every three months. The charges and expenses of the Custodian are for the sole account of the Depositary.

         The right of the Depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of this Deposit Agreement. As to any Depositary, upon the resignation or removal of such Depositary as described in Section 5.4 hereof, such right shall extend for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

         SECTION 5.10 Pre-Release. Subject to the further terms and provisions
                      -----------
of this Section 5.10, the Depositary, its Affiliates and their agents, on their own behalf, may own and deal in any class of securities of the Company and its Affiliates and in ADSs. In its capacity as Depositary, the Depositary shall not lend Shares or ADSs nor deliver Shares prior to the receipt and cancellation of ADSs; provided, however, that the Depositary may (i) issue ADSs prior to the
      --------  -------
receipt of Shares pursuant to Section 2.3 (each such transaction a "Pre-Release Transaction") and (ii) deliver Shares upon the receipt and cancellation of ADSs for withdrawal of Deposited Securities pursuant to Section 2.7, including ADSs which were issued under (i) above but for which Shares may not have been received. The Depositary may receive ADSs in lieu of Shares under (i) above and receive Shares in lieu of ADSs under (ii) above. Each such Pre-Release Transaction will be (a) subject to a written agreement whereby the person or entity (the "Applicant") to whom ADSs or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or ADSs that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the Depositary as owner of such Shares or ADSs in its records and to hold such Shares or ADSs in trust for the Depositary until such Shares or ADSs are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or ADSs, and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash, United States government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days' notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADSs and Shares involved in such Pre-Release Transactions at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of ADSs and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate.

         The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

         SECTION 5.11 Restricted Securities Owners. The Company agrees to advise
                      ----------------------------
in writing each of the persons or entities who, to the knowledge of the Company, holds Restricted Securities that such Restricted Securities are ineligible for deposit hereunder.

                                   ARTICLE VI

                            AMENDMENT AND TERMINATION

         SECTION 6.1 Amendment/Supplement. The Receipts outstanding at any time,
                     --------------------
the provisions of this Deposit Agreement and the form of Receipt attached thereto and to be issued under the terms thereof may at any time and from time to time be amended or supplemented by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the prior written consent of the Holders or Beneficial Owners. Any amendment or supplement which shall impose or increase any fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or which shall otherwise materially prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of 30 days after notice of such amendment or supplement shall have been given to the Holders of outstanding Receipts. The parties hereto agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the American Depositary Shares to be registered on Form F-6 under the Securities Act or (b) the American Depositary Shares or Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to materially prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial Owner at the time any amendment or supplement so becomes effective shall be deemed, by continuing to hold such American Depositary Share or Shares, to consent and agree to such amendment or supplement and to be bound by the Deposit Agreement as amended and supplemented thereby.

In no event shall any amendment or supplement impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the Receipt at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, rules or regulations.

         SECTION 6.2 Termination. The Depositary shall, at any time at the
                     -----------
written direction of the Company, terminate this Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 60 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.4, the Depositary may terminate this Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination of this Deposit Agreement, the Holder will, upon surrender of such Receipt at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of Receipts referred to in Section
2.7 and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of this Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in Section 2.7, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case, the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination of this Deposit Agreement, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement with respect to the Receipts and the Shares, Deposited Securities and American Depositary Shares, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case, the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.8, 5.9 and 7.6 hereof.

                                   ARTICLE VII

                                  MISCELLANEOUS

         SECTION 7.1 Counterparts. This Deposit Agreement may be executed in any
                     ------------
number of counterparts, each of which shall be deemed an original and all of such counterparts together shall constitute one and the same agreement. Copies of this Deposit Agreement shall be maintained with the Depositary and shall be open to inspection by any Holder during business hours.

         SECTION 7.2 No Third-Party Beneficiaries. This Deposit Agreement is for
                     ----------------------------
the exclusive benefit of the parties hereto (and their successors) and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person, except to the extent specifically set forth in this Deposit Agreement. Nothing in this Deposit Agreement shall be deemed to give rise to a partnership or joint venture among the parties nor establish a fiduciary or similar relationship among the parties. The parties hereto acknowledge and agree that (i) the Depositary and its Affiliates may at any time have multiple banking relationships with the Company and its Affiliates, (ii) the Depositary and its Affiliates may be engaged at any time in transactions in which parties adverse to the Company or the Holders or Beneficial Owners may have interests and (iii) nothing contained in this Agreement shall (a) preclude the Depositary or any of its Affiliates from engaging in such transactions or establishing or maintaining such relationships, (b) obligate the Depositary or any of its Affiliates to disclose such transactions or relationships or to account for any profit made or payment received in such transactions or relationships.

         SECTION 7.3 Severability. In case any one or more of the provisions
                     ------------
contained in this Deposit Agreement or in the Receipts should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.

         SECTION 7.4 Holders and Beneficial Owners as Parties: Binding Effect.
                     --------------------------------------------------------
The Holders and Beneficial Owners from time to time of American Depositary Shares shall be parties to the Deposit Agreement and shall be bound by all of the terms and conditions thereof and of any Receipt by acceptance thereof of any beneficial interest therein.

         SECTION 7.5 Notices. Any and all notices to be given to the Company
                     -------
shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to Cookson Group plc, The Adelphi, 111 John Adam Street, London, WC2 N6H, Attention: Company Secretary, or to any other address which the Company may specify in writing to the Depositary.

         Any and all notices to be given to the Depositary shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to Citibank, N.A., 111 Wall Street, New York, New York 10043, U.S.A.

Attention: ADR Department, or to any other address which the Depositary may specify in writing to the Company.

        Any and all notices to be given to the Custodian shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to Cottons Centre, Hays Lane, London SE1 2QT or to any other address which the Custodian may specify in writing to the Company.

         Any and all notices to be given to any Holder shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission, confirmed by letter, addressed to such Holder at the address of such Holder as it appears on the transfer books for Receipts of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request. Notice to Holders shall be deemed to be notice to Beneficial Owners for all purposes of this Deposit Agreement.

         Delivery of a notice sent by mail, air courier or cable, telex or facsimile transmission shall be deemed to be effective at the time when a duly addressed letter containing the same (or a confirmation thereof in the case of a cable, telex or facsimile transmission) is deposited, postage prepaid, in a post-office letter box or delivered to an air courier service. The Depositary or the Company may, however, act upon any cable, telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such cable, telex or facsimile transmission shall not subsequently be confirmed by letter as aforesaid.

         SECTION 7.6 Governing Law and Jurisdiction. This Deposit Agreement and
                     ------------------------------
the Receipts shall be interpreted in accordance with, and all rights hereunder and thereunder and provisions hereof the thereof shall be governed by, the laws of the State of New York without reference to the principles of choice of law thereof. Notwithstanding anything contained in this Deposit Agreement, any Receipt or any present or future provisions of the laws of the State of New York, the rights of holders of Shares and of holders of any other Deposited Securities and the obligations and duties of the Company in respect of the holders of Shares and other Deposited Securities, as such, shall be governed by the laws of England (or, if applicable, such other laws as may govern the Deposited Securities). Except as set forth in the following paragraph of this
Section 7.6, the Company and the Depositary agree that the federal or state courts in the City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between them that may arise out of or in connection with this Deposit Agreement and, for such purposes, each irrevocably submits to the non-exclusive jurisdiction of such courts. The Company hereby irrevocably designates, appoints and empowers CT Corporation Systems (the "Agent") now at 1633 Broadway, New York, New York 10019 as its authorized agent to receive and accept for and on its behalf, and on behalf of its properties, assets and revenues, service by mail of any and all legal process, summons, notices and documents that may be served in any suit, action or proceedings brought against the Company in any federal or state court as described in the preceding sentence or in the next paragraph of this Section
7.6. If for any reason the agent shall cease to be available to act as such, the Company agrees to designate a new agent in New York on the terms and for the purposes of this Section 7.6 reasonably satisfactory to the Depositary. The Company further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any suit, action or proceeding against the Company, by service by mail of a copy thereof upon the Agent (whether or not the appointment of such Agent shall for any reason prove to be ineffective or such Agent shall fail to accept or acknowledge such service), with a copy mailed to the Company by registered or certified air mail, postage prepaid, to its address provided in Section 7.5 hereof. The Company agrees that the failure of the Agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

         Notwithstanding the foregoing, the Depositary and the Company unconditionally agree that in the event that a Holder or Beneficial Owner brings a suit, action or proceeding against (a) the Company, (b) the Depositary in its capacity as Depositary under this Deposit Agreement or (c) against both the Company and the Depositary, in any such case, in any state or federal court of the United States, and the Depositary or the Company have any claim, for indemnification or otherwise, against each other arising out of the subject matter of such suit, action or proceeding, then the Company and the Depositary may pursue such claim against each other in the state or federal court in the United States in which such suit, action, or proceeding is pending and, for such purposes, the Company and the Depositary irrevocably submit to the non-exclusive jurisdiction of such courts. The Company agrees that service of process upon the Agent in the manner set forth in the preceding paragraph shall be effective service upon it for any suit, action or proceeding brought against it as described in this paragraph.

         The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any actions, suits or proceedings brought in any court as provided in this Section 7.6, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.


         No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

         The provisions of this Section 7.6 shall survive any termination of this Deposit Agreement, in whole or in part.

         SECTION 7.7 Assignment. Subject to the provisions of Section 5.4
                     ----------
hereof, this Deposit Agreement may not be assigned by either the Company or the Depositary.

         SECTION 7.8 Compliance with U.S. Securities Laws. Notwithstanding
                     ------------------------------------
anything in this Deposit Agreement to the contrary, the withdrawal or delivery of Deposited Securities will not be suspended by the Company or the Depositary except as would be permitted by Instruction I.A.(1) of the General Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act.

         SECTION 7.9 Titles. All references in this Deposit Agreement to
                     ------
exhibits, articles, sections, subsections, and other subdivisions refer to the exhibits, articles, sections, subsections and other subdivisions of this Deposit Agreement unless expressly provided otherwise. The words "this Deposit Agreement", "herein", "hereof', "hereby", "hereunder", and words of similar import refer to the Deposit Agreement as a whole as in effect between the Company, the Depositary and the Holders and Beneficial Owners of ADSs and not to any particular subdivision unless expressly so limited. Pronouns in masculine, feminine and neuter gender shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa unless the context otherwise requires. Titles to sections of this Deposit Agreement are included for convenience only and shall be disregarded in construing the language contained in this Deposit Agreement.

         IN WITNESS WHEREOF, Cookson Group plc and CITIBANK, N.A. have duly executed this Deposit Agreement as of the day and year first above set forth and all Holders and Beneficial Owners shall become parties hereto upon acceptance by them of American Depositary Shares evidenced by Receipts issued in accordance with the terms hereof, or upon acquisition of any beneficial interest therein.


                                         COOKSON GROUP PLC




                                         By:   /s/ Richard Malthouse
                                             -----------------------------------
                                             Name: Richard Malthouse
                                             Title: Group Secretary




                                         CITIBANK, N.A.




                                         By:   /s/ Nancy Lissemore
                                             -----------------------------------
                                             Name: Nancy C. Lissemore
                                             Title: Vice President

                                    EXHIBIT A

                            [FORM OF FACE OF RECEIPT]



Number                                                                CUSIP




                                                             American Depositary
                                                           Shares (Each American
                                                                Depositary Share
                                                           representing five (5)
                                                     Fully Paid Ordinary Shares,
                                                         Par Value 50p per share




                           AMERICAN DEPOSITARY RECEIPT

                                       FOR

                           AMERICAN DEPOSITARY SHARES

                                  representing

                            DEPOSITED ORDINARY SHARES

                                       of

                                Cookson Group plc

               (Incorporated under the laws of England and Wales)

         CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (herein called the "Depositary"), hereby certifies that is the owner of __________________________ American Depositary Shares (hereinafter "ADS"), representing deposited Ordinary Shares, 50p each, including evidence of rights to receive such Ordinary Shares (the "Shares") of Cookson Group plc, a public company limited by shares existing under the laws of England and Wales (the "Company"). As of the date of the Deposit Agreement (hereinafter referred to), each ADS represents five (5) Shares deposited under the Deposit Agreement with the Custodian which at the date of execution of the Deposit Agreement is Citibank, N.A. - London (the "Custodian"). The ratio of Depositary Shares to shares of stock is subject to subsequent amendment as provided in the Deposit Agreement. The Depositary's Principal Office is located at 111 Wall Street, New York, New York 10043, U.S.A.


         (1) The Deposit Agreement. This American Depositary Receipt is one of
             ---------------------
an issue of American Depositary Receipts ("Receipts"), all issued and to be issued upon the terms and conditions set forth in the Deposit Agreement, dated as of September 14, 1998 (as amended from time to time, the "Deposit Agreement"), by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and becomes bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights and obligations of Holders and Beneficial Owners of Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time, received in respect of such Shares and held thereunder (such Shares, securities, property and cash are herein called "Deposited Securities"). Copies of the Deposit Agreement are on file at the Principal Office of the Depositary and the Custodian.


         The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and the Memorandum and Articles of Association of the Company (as in effect on the date of the Deposit Agreement) and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. All capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed thereto in the Deposit Agreement. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities. The Depositary has made arrangements for the acceptance of the American Depositary Shares into DTC. Each Beneficial Owner of American Depositary Shares held through DTC must rely on the procedures of DTC and the DTC Participants to exercise and be entitled to any rights attributable to such American Depositary Shares. The Receipt evidencing the American Depositary Shares held through DTC will be registered in the name of a nominee of DTC. So 'long as the American Depositary Shares are held through DTC or unless otherwise required by law, ownership of beneficial interests in the Receipt registered in the name of DTC (or its nominee) will be shown on, and transfers of such ownership will be effected only through, records maintained by (i) DTC (or its nominee), or (ii) DTC Participants (or their nominees).

         (2) Surrender of Receipts and Withdrawal of Deposited Securities. Upon
             ------------------------------------------------------------
surrender, at the Principal Office of the Depositary, of ADSs evidenced by this Receipt for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of (i) the charges of the Depositary for the making of withdrawals and cancellation of Receipts (as set forth in Article (10) hereof and in Section 5.9 and Exhibit B of the Deposit Agreement) and (ii) all fees, taxes and governmental charges payable in connection with such surrender and withdrawal, and, subject to the terms and conditions of the Deposit Agreement the Company's Memorandum and Articles of Association, Section 7.8 of the Deposit Agreement, Article (24) of this Receipt and the provisions of or governing the Deposited Securities and other applicable laws, the Holder of the American Depositary Shares evidenced hereby is entitled to delivery, to him or upon his order, of the Deposited Securities represented by the ADSs so surrendered. Subject to the last sentence of this paragraph, such Deposited Securities may be delivered in registered form or by electronic delivery. ADSs may be surrendered for the purpose of withdrawing Deposited Securities by delivery of a Receipt evidencing such ADSs (if held in registered form) or by bookentry delivery of such ADSs to the Depositary.

         A Receipt surrendered for such purposes shall, if so required by the Depositary, be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct the Custodian to Deliver (without unreasonable delay) at the designated office of the Custodian, subject to the terms and conditions of the Deposit Agreement, the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities and applicable laws, now or hereafter in effect, to or upon the written order of the person or persons designated in the order delivered to the Depositary as provided above, the Deposited Securities represented by such ADSs together with any certificate or other proper documents of or relating to title for the Deposited Securities or evidence of the electronic transfer thereof (if available) as the case may be to or for the account of such person. The Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.

         The Depositary shall not accept for surrender a Receipt evidencing ADSs representing less than one Share. In the case of surrender of a Receipt evidencing a number of ADSs representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be delivered in accordance with the terms hereof, and shall, at the discretion of the Depositary, either (i) issue and deliver to the person surrendering such Receipt a new Receipt evidencing American Depositary Shares representing any remaining fractional Share, or (ii) sell or cause to be sold the fractional Shares represented by the Receipt so surrendered and remit the proceeds thereof (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the person surrendering the Receipt. At the request, risk and expense of any Holder so surrendering a Receipt, and for the account of such Holder, the Depositary shall direct the Custodian to forward (to the extent permitted by law) any cash or other property (other than securities) held in respect of, and any certificate or certificates and other proper documents of or relating to title to, the Deposited Securities represented by such Receipt to the Depositary for delivery at the Principal Office of the Depositary, and for further delivery to such Holder. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.

         (3) Transfers, Split-Ups and Combinations of Receipts. Subject to the
             -------------------------------------------------
terms and conditions of the Deposit Agreement, the Registrar shall register transfers of Receipts on its book upon surrender at the Principal Office of the Depositary of a Receipt by the Holder thereof in person or by duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice) and duly stamped as may be required by the laws of the State of New York and of the United States of America. Subject to the terms and conditions of the Deposit Agreement including payment of the applicable fees and charges of the Depositary, the Depositary shall execute and deliver a new Receipt(s) (and if necessary cause the Registrar to countersign such Receipt(s)) and deliver same to or upon the order of the person entitled to such Receipts evidencing the same aggregate number of ADSs as those evidenced by the Receipts surrendered. Upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts and upon payment of the applicable fees and charges of the Depositary subject to the terms and conditions of the Deposit Agreement, the Depositary shall execute and deliver a new Receipt or Receipts for any authorized number of ADSs requested, evidencing the same aggregate number of ADSs as the Receipt or Receipts surrendered.

         (4) Pre-Conditions to Registration, Transfer, Etc. As a condition
             ---------------------------------------------
precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary or the Custodian may require (i) payment from the depositor of Shares or presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and charges of the Depositary as provided in the Deposit Agreement and in this Receipt, (ii) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matters and
(iii) compliance with (A) any laws or governmental regulations relating to the execution and delivery of Receipts and ADSs or to the withdrawal of Deposited Securities and (B) such reasonable regulations of the Depositary or the Company consistent with the Deposit Agreement and applicable law.

         The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Company, Depositary, a Registrar or the Share Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange upon which the Receipts or Share are listed, or under any provision of the Deposit Agreement or provisions of, or governing, the Deposited Securities or any meeting of shareholders of the Company or for any other reason, subject in all cases to Article (24) hereof. Notwithstanding any provision of the Deposit Agreement or this Receipt to the contrary, the Holders of Receipts are entitled to surrender outstanding ADSs to withdraw the Deposited Securities at any time subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities, and (iv) other circumstances specifically contemplated by
Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time). Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares or other Deposited Securities required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such Shares.

         (5) Compliance With Information Requests. Notwithstanding any other
             ------------------------------------
provision of this Receipt or of the Deposit Agreement, each Holder and Beneficial Owner agrees to comply with requests (an "Information Request") from the Company pursuant to the Company's Memorandum and/or Articles of Association, U.K. law (including, without limitation, the Companies Act 1985, as amended from time to time (the "Companies Act")), the rules and requirements of the London Stock Exchange, or any other stock exchange on which the Shares are, or will be, registered, traded or listed, which are made to provide information, inter alia, as to the capacity in which such Holder or Beneficial Owner owns American Depositary Shares (and Shares as the case may be) and regarding the identity of any other person interested (within the meaning of the Companies Act) in such American Depositary Shares (and Shares as the case may be) and the nature and extent of such interest and various other matters, whether or not they are Holders and/or Beneficial Owners at the time of such request.

         Each Holder and Beneficial Owner acknowledges that it understands that failure to comply with an Information Request may result in the imposition of sanctions against the Holder of the Shares in respect of which the non-complying person is or was, or appears to be or have been, interested as provided in the Companies Act and the Articles of Association which currently include the withdrawal of the voting rights of such Shares and, in certain circumstances, the imposition of restrictions on the rights to receive dividends on and to transfer such Shares.

         In addition, any Holder or Beneficial Owner who is or becomes directly or indirectly interested (within the meaning of the Companies Act) in the issued ordinary share capital of the Company equal to or in excess of the then "noticeable percentage" (at the date hereof, normally three percent (3%), but in certain limited cases may be ten percent (10%)) or such other amount(s) as may be required by the Companies Act, or is aware that another person for whom it holds such Receipts is so interested, must within the period of two (2) business days (or such other period as may be required by the Companies Act) following the day of becoming so interested or ceasing to be so interested or of any change in the percentage levels of such interest, notify the Company as required by the Companies Act.

         In the event that the Company determines that there has been a failure to comply with an Information Request with respect to any Deposited Securities and that sanctions are to be imposed against such Deposited Securities pursuant to the Companies Act or the Articles of Association, the Company shall so notify the Depositary, giving full details thereof, and shall instruct the Depositary in writing as to the application of such sanctions to the Deposited Securities. Each Holder and Beneficial Owner hereby agrees to the application of any sanctions imposed pursuant to the Companies Act or the Articles of Association to the Deposited Securities in which it is interested.

        (6) Ownership Restrictions. The Company may restrict transfers of the
            ----------------------
Shares where such transfer might result in ownership of Shares exceeding limits under applicable law or the Memorandum and Articles of Association of the Company. The Company may also restrict, in such manner as it deems appropriate, transfers of ADSs where such transfer may result in the total number of Shares represented by the ADSs owned by a single Holder or Beneficial Owner to exceed any such limits. The Company may, in its sole discretion, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including but not limited to the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or a mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the ADSs held by such Holder or Beneficial Owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Memorandum and Articles of Association of the Company.

         (7) Liability of Holder for Taxes, Duties and Other Charges. If any tax
             -------------------------------------------------------
or other governmental charge shall become payable with respect to any Receipt or any Deposited Securities or ADSs, such tax, or other governmental charge shall be payable by the Holders and Beneficial Owners to the Depositary. The Company, the Custodian and/or Depositary may withhold or deduct from any distributions made in respect of Deposited Securities and may sell for the account of the Holder and/or Beneficial Owner any or all of the Deposited Securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, the Holder and the Beneficial Owner hereof remaining liable for any deficiency. The Custodian may refuse the deposit of Shares and the Depositary may refuse to issue ADSs, to deliver Receipts, register the transfer, split-up or combination of ADRs and (subject to Article (24) hereof) the withdrawal of Deposited Securities until payment in full of such tax, charge, penalty or interest is received. Every Holder and Beneficial Owner agrees to indemnify the Depositary, the Company, the Custodian and any of their agents, employees and Affiliates for, and hold each of then harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner.

         (8) Representations and Warranties of Depositors. Each person
             --------------------------------------------
depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Shares (and the certificates therefor) are validly issued, fully paid, non-assessable and legally obtained by such person,
(ii) all preemptive (and similar) rights, if any, with respect to such Shares, have been validly waived or exercised, (iii) the person making such deposit is duly authorized so to do and (iv) the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim and are not, and the ADSs issuable upon such deposit will not be,

Restricted Securities and have not been stripped of any rights or entitlements. Such representations and warranties shall survive the deposit and withdrawal of Shares, the issuance, cancellation and transfer of depositary shares. If any such representations or warranties are false in any way, the Company and Depositary shall be authorized, at the cost and expense of the person depositing Shares, to take any and all actions necessary to correct the consequences thereof.

         (9) Filing Proofs, Certificates and Other Information. Any person
             -------------------------------------------------
presenting Shares for deposit, any Holder and any Beneficial Owner may be required, and every Holder and Beneficial Owner agrees, from time to time to provide to the Depositary and the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, legal or beneficial ownership of ADSs and Deposited Securities, compliance with applicable laws and the terms of the Deposit Agreement and the provisions of, or governing, the Deposited Securities or other information as the Depositary or the Custodian may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations under the Deposit Agreement. Subject to Article (24) hereof and the terms of the Deposit Agreement, the Depositary and the Registrar, as applicable, may withhold the delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties made or such information and documentation are provided.

         (10) Charges of Depositary. The Depositary shall charge the following
              ---------------------
fees for the services performed under the terms of the Deposit Agreement:

                 (i) to any person to whom ADSs are issued upon the deposit of Shares, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or portion thereof) so issued under the terms of the Deposit Agreement (excluding issuances pursuant to paragraph (iii) and (iv) below);

                 (ii) to any person surrendering ADSs for cancellation and withdrawal of Deposited Securities, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or portion thereof) so surrendered;

                 (iii)    to any Holder of ADRs, a fee not in excess of U.S. $
                          2.00 per 100 ADSs (or portion thereof) held for the distribution of cash proceeds (i.e. upon the sale of rights and other entitlements); no fee shall be payable for the distribution of cash dividends or the distribution of ADSs pursuant to stock dividends or other free distributions of shares;

                 (iv) to any holder of ADRs, a fee not in the excess of U.S. $ 5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights.

         In addition, Holders, Beneficial Owners, persons depositing Shares for deposit and persons surrendering ADSs for cancellation and withdrawal of Deposited Securities will be required to pay the following charges:


                 (i) taxes (including applicable interest and penalties) and other governmental charges;

                 (ii) such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities on the share register and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the

                          Depositary or any nominees upon the making of deposits and withdrawals, respectively;

                 (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or Holders and Beneficial Owners of ADSs;

                 (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs; and

                 (vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities.

         Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company upon agreement between the Depositary and the Company concerning the nature and amount of such charges and expenses. All fees and charges may, at any time and from time to time, be changed by agreement between the Depositary and Company but, in the case of fees and charges payable by Holders or Beneficial Owners, only in the manner contemplated by Article (22) of this Receipt. The Depositary will provide, without charge, a copy of its latest fee schedule to anyone upon request. The charges and expenses of the Custodian are for the sole account of the Depositary.

         (11) Title to Receipts. It is a condition of this Receipt, and every
              -----------------

successive Holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt (and to each ADS evidenced hereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided, however, that the Company and the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for all purposes, and neither the Depositary nor the Company shall have the obligations or be subject to any liability hereunder or under the Deposit Agreement to any holder of a Receipt unless such holder is the Holder (that is, the person) registered on the books of the Depositary.

         (12) Validity of Receipt. This Receipt shall not be entitled to any
              -------------------
benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt has been executed by the Depositary by the manual signature of a duly authorized officer of the Depositary; provided, however, that such signature may be a facsimile if a Registrar has been appointed and this Receipt has been countersigned by the manual signature of a duly authorized officer of the Registrar.

         (13) Available Information; Reports; Inspection of Transfer Books. The
              ------------------------------------------------------------
Company is subject to the periodic reporting requirements of the Exchange Act and accordingly files certain information with the Commission. These reports and documents can be inspected and copied at the public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission's New York City office located at Seven World Trade Center, 13th Floor, New York, New York 10048. The Depositary shall make available for inspection by Holders at its Principal Office any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities and
(b) made generally available to the holders of such Deposited Securities by the Company.

         The Registrar shall keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Company and by the Holders of such Receipts, provided that such inspection shall not be, to the Registrar's knowledge, for the purpose of communicating with Holders of such Receipts in the interest of a business or object other than the business of the Company or other than a matter related to this Deposit Agreement or the Receipts.

         The Registrar may close the transfer books with respect to the Receipts, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at the reasonable written request of the Company subject, in all cases, to Article (24) hereof.


 Dated:                                  CITIBANK, N.A.,

                                                as Depositary

 Countersigned

 By:                                     By:
     ----------------------                   -------------------------------
 Authorized Officer                      Vice President


         The address of the Principal Office of the Depositary is 111 Wall Street, New York, New York 10043, U.S.A.

                          [FORM OF REVERSE OF RECEIPT]

                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS

                            OF THE DEPOSIT AGREEMENT

         (14) Dividends and Distributions in Cash, Shares, etc. Whenever the
              ------------------------------------------------
Depositary receives confirmation from the Custodian of receipt of any cash dividend or other cash distribution on any Deposited Securities, or receives proceeds from the sale of any Shares, rights securities or other entitlements under the Deposit Agreement, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can, in the judgment of the Depositary (upon the terms of the Deposit Agreement), be converted on a practicable basis, into Dollars transferable to the United States, promptly convert or cause to be converted such dividend, distribution or proceeds into Dollars and will distribute promptly the amount thus received (net of applicable fees and charges of, and expenses incurred by, the Depositary and taxes withheld) to the Holders entitled thereto as of the ADS Record Date in proportion to the number of ADS representing such Deposited Securities held as of the ADS Record Date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributed shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts then outstanding. If the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the ADSs representing such Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded by the Company to the relevant governmental authority. Any foreign currency received by the Depositary shall be converted upon the terms and conditions set forth in the Deposit Agreement.

         If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Company shall or cause such Shares to be deposited with and registered, as the case may be, in the name of the Depositary, the Custodian or their nominees upon receipt of confirmation of such deposit, the Depositary shall, subject to and in accordance with the Deposit Agreement, establish the ADS Record Date and either (i) distribute to the Holders as of the ADS Record Date in proportion to the number of ADSs held as of the ADS Record Date, additional ADSs, which represent in aggregate the number of Shares received as such dividend, or free distribution, subject to the terms of this Deposit Agreement (including, without limitation, the applicable fees and charges of, and expenses incurred by, the Depositary and taxes), or
(ii) if additional ADSs are not so distributed, each ADS issued and outstanding after the ADS Record Date shall, to the extent permissible by law, thenceforth also represent rights and interest in the additional Shares distributed upon the Deposited Securities represented thereby (net of the applicable fees and charges of, and the expenses incurred by, the Depositary, and taxes). In lieu of delivering fractional ADSs, the Depositary shall sell the number of Shares or ADSs, as the case may be, represented by the aggregate of such fractions and distribute the net proceeds upon the terms set forth in the Deposit Agreement.

         In the event that the Depositary determines that any distribution in property (including Shares) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, if the Company, in the fulfillment of its obligations under the Deposit Agreement, has furnished an opinion of U.S. counsel determining that Shares must be registered under the Securities Act or other laws in order to be distributed to Holders (and no such registration statement has been declared effective, the Depositary may, after consultation with the Company, dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable and the Depositary shall distribute the net proceeds of any such sale (after deduction of taxes and fees and charges of, and expenses incurred by, the Depositary) to Holders entitled thereto upon the terms of the Deposit Agreement. The Depositary shall hold and/or distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.

         Upon timely receipt of a notice indicating that the Company wishes an elective distribution to be made available to Holders upon the terms described in the Deposit Agreement, the Company and the Depositary shall determine whether such distribution is lawful and reasonably practicable. If so, the Depositary shall, to the extent permitted by law and subject to the terms and conditions of the Deposit Agreement, distribute either (x) cash as in the case of a cash distribution or (y) additional ADSs representing such additional Shares. In either case, the Depositary shall, subject to the terms and conditions of the Deposit Agreement, establish and ADS record date according to paragraph (16) and establish procedures to enable the Holder hereof to elect to receive the proposed distribution in cash or in additional ADSs. If a Holder elects to receive the distribution in cash, the dividend shall be distributed as in the case of a distribution in cash. If the Holder hereof elects to receive the distribution in additional ADSs, the distribution shall be distributed as in the case of a distribution in Shares. Nothing herein shall obligate the Depositary to make available to the Holder hereof a method to receive the elective distribution in Shares (rather than ADSs). There can be no assurance that the Holder hereof will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.

         Upon receipt by the Depositary of a notice indicating that the Company wishes rights to subscribe for additional Shares (or any rights of any other nature) to be made available to Holders of ADSs, the Depositary upon consultation with the Company, shall determine, whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall make such rights available to any Holders only if the Company shall have requested that such rights be made available to Holders, the Depositary shall have received the documentation required by the Deposit Agreement, and the Depositary shall have determined that such distribution of rights is reasonably practicable. If such conditions are not satisfied, the Depositary shall sell the rights as described below. In the event all conditions set forth above are satisfied, the Depositary shall establish an ADS Record Date and establish procedures to distribute such rights (by means of warrants or otherwise) to enable the Holders to exercise the rights (upon payment of the applicable fees and charges of, and expenses incurred by, the Depositary and taxes). Nothing herein or in the Deposit Agreement shall obligate the Depositary to make available to the Holders a method to exercise such rights to subscribe for Shares (rather than ADSs). If (i) the Company does not request the Depositary to make the rights available to Holders or if the Company requests that the rights not be made available to Holders, (ii) the Depositary fails to receive the documentation required by the Deposit Agreement or determines it is not reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity, at such place and upon such terms (including public and private sale) as it may deem proper.

The Depositary shall, upon such sale, convert and distribute proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the Depositary and taxes) upon the terms hereof and in the Deposit Agreement. If the Depositary is unable to make any rights available to Holders or to arrange for the sale of the rights upon the terms described above, the Depositary shall allow such rights to lapse. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or exercise, or
(iii) the content of any materials forwarded to the ADR Holders on behalf of the Company in connection with the rights distribution.

         Notwithstanding anything herein to the contrary, if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not distribute such rights to the Holders unless and until a registration statement under the Securities Act covering such offering is in effect. In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of property (including rights) an amount on account of taxes or other governmental charges, the amount distributed to the Holders of Receipts evidencing ADSs representing such Deposited Securities shall be reduced accordingly. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may, after consultation with the Company, dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges. Although English law presently does contemplate the issuance of rights in negotiable form a liquid market for rights may not exist, and this may adversely affect (1) the ability of the Depositary to dispose of such rights or (2) the amount the Depositary would realize upon disposal of rights.

         There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to exercise rights on the same terms and conditions as the holders of Shares or to exercise such rights. Nothing herein shall obligate the Company to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.

         Upon receipt of a notice indicating that the Company wishes property other than cash, Shares or rights to purchase additional Shares, to be made to Holders of ADSs, the Depositary shall determine whether such distribution to Holders is lawful and reasonably practicable. The Depositary shall not make such distribution unless (i) the Company shall have requested the Depositary to make such distribution to Holders, (ii) the Depositary shall have received the documentation required by the Deposit Agreement, and (iii) the Depositary shall have determined that such distribution is reasonably practicable. Upon satisfaction of such conditions, the Depositary shall distribute the property so received to the Holders of record as of the ADS Record Date, in proportion to the number of ADSs held by them respectively and in such manner as the Depositary may deem practicable for accomplishing such distribution (i) upon receipt of payment or net of the applicable fees and charges of, and expenses incurred by, the Depositary, and (ii) net of any taxes withheld.

The Depositary may dispose of all or a portion of the property so distributed and deposited, in such amounts and in such manner (including public or private sale) as the Depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) or other governmental charges applicable to the distribution.

         If the conditions above are not satisfied, the Depositary shall sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem proper and shall (i) cause the proceeds of such sale, if any, to be converted into Dollars and (ii) distribute the proceeds of such conversion received by the Depositary (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes) to the Holders upon the terms hereof. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances.

        (15) Redemption. Upon receipt of notice from the Company that it intends
             ----------
to exercise its right of redemption in respect of any of the Deposited Securities, and a satisfactory opinion of counsel, the Depositary shall mail to each Holder a notice setting forth the Company's intention to exercise the redemption rights and any other particulars set forth in the Company's notice to the Depositary. Upon receipt of confirmation that the redemption has taken place and that funds representing the redemption price have been received, the Depositary shall convert, transfer, distribute the proceeds (net of applicable fees and charges of, and expenses incurred by, the Depositary, and taxes), retire ADSs and cancel ADRs upon delivery of such ADSs by Holders thereof upon the terms of the Deposit Agreement. If less than all outstanding Deposited

Securities are redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as may be determined by the Depositary.

         (16) Fixing of Record Date. Whenever the Depositary shall receive
              ---------------------
notice of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any distribution, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, or any other matter, the Depositary shall, after consultation with the Company, fix a record date ("ADS Record Date") for the determination of the Holders of Receipts who shall be entitled to receive such distribution, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each ADS. Subject to the terms and conditions of this Receipt and the Deposit Agreement, the Holders of Receipts at the close of business on such ADS Record Date shall be entitled to receive such distributions, to give such voting instructions, to receive such notice or solicitation, or otherwise take action.

         (17) Voting of Deposited Securities. As soon as practicable after
              ------------------------------
receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix the ADS Record Date in respect of such meeting or solicitation of such consent or proxy and shall mail to Holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxies, (b) a statement that the Holders as of the ADS Record Date will be entitled, subject to any applicable law, the Company's Memorandum and Articles of Association and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder's ADS, (c) a brief statement as to the manner in which such instructions may be given, including when applicable, an express indication that instructions may be given to the Depositary to give a discretionary proxy to a person designated by the Company. Voting instructions may be given only with respect of a number of American Depositary Shares representing a whole number of Shares or other Deposited Securities. Upon the timely receipt of written instructions of a Holder of ADSs on the ADS Record Date, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Memorandum and Articles of Association of the Company and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities represented by ADSs held by such Holder in accordance with such instructions, either on a show of hands, in which case, the Custodian shall be instructed to vote in accordance with instructions received from a majority of Holders giving instructions, or on a poll, in which case the Custodian shall be instructed to vote in accordance with the instructions as received from the Holders giving instructions. Unless specifically instructed by at least three (3) Holders of American Depositary Shares representing not less than 10% of the total voting rights of all Holders of American Depositary Shares having the right to vote at such meeting, the Depositary may not join in demanding a poll. Under the Memorandum and Articles of Association of the Company (as in effect of the date hereof), a poll may be demanded at any general meeting by the chairman of the meeting, by at least three members present in person or by proxy and having the rights to vote at the meeting, or by a member or members present in person or by proxy holding Shares conferring a right to vote at the meeting, being Shares on the which aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the Shares conferring that right.

         Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise the Shares or other Deposited Securities represented by ADS except pursuant to and in accordance with such written instructions from Holders. Unless the Company requests in writing to the contrary, if voting instructions are received by the Depositary from any Holder on or before the date established by the Depositary for the receipt of such instructions, which are signed but without further indication as to specific instructions, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such instructions. Shares or other Deposited Securities represented by ADS for which no specific voting instructions are received by the Depositary from the Holder shall not be voted. There can be no assurance that Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.

         (18) Changes Affecting Deposited Securities. Upon any change in nominal
              --------------------------------------
or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities shall, to the extent permitted by law, be treated as new Deposited Securities under the Deposit Agreement, and the Receipts shall, subject to the provisions of the Deposit agreement and applicable law, evidence ADSs representing the right to receive such additional securities. Alternatively, the Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of the Deposit Agreement and receipt of satisfactory documentation contemplated by the Deposit Agreement, execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of Receipt contained in this Exhibit A to the Deposit Agreement, specifically describing such new Deposited Securities or corporate change. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company's approval, and shall if the Company requests, subject to receipt of satisfactory legal documentation contemplated in the Deposit Agreement, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales (net of fees and charges of, and expenses incurred by, the Depositary and taxes) for the account of the Holders otherwise entitled to such securities and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to the Deposit Agreement. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to Holders in general or any Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.

         (19) Exoneration. Neither the Depositary nor the Company shall be
              -----------
obligated to do or perform any act which is inconsistent with the provisions of the Deposit Agreement or incur any liability (i) if the Depositary, the Company or their respective controlling persons or agents shall be prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement and this Receipt, by reason of any provision of any present or future law or regulation of the United States, the U.K. or any other country, or of any other governmental authority or regulatory authority or stock exchange, or by reason of any provision, present or future of the Memorandum and Articles of Association of the Company or any provision of or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control, (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure), (ii) by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement or in the Memorandum and Articles of Association of the Company or provisions of or governing Deposited Securities, (iii) for any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, any Beneficial Owner or authorized representative thereof, or any other person believed by it in good faith to be competent to give such advice or information,
(iv) for any inability by a Holder or Beneficial Owner to benefit from any distribution, offering, right or other benefit which is made available to holders of Deposited Securities but is not, under the terms of this Deposit Agreement, made available to Holders of ADSs or (v) for any consequential or punitive damages for any breach of the terms of this Deposit Agreement. The Depositary, its controlling persons, its agents, any Custodian and the Company, its controlling. persons and its agents may rely and shall be protected in acting upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

         (20) Standard of Care. The Company and its agents assume no obligation
              ----------------
and shall not be subject to any liability under this Deposit Agreement or the Receipts to Holders or Beneficial Owners or other persons, except that the Company and its agents agree to perform their obligations specifically set forth in this Deposit Agreement without negligence or bad faith. The Depositary and its agents assume no obligation and shall not be subject to any liability under this Deposit Agreement or the Receipts to Holders or Beneficial Owners or other persons, except that the Depositary and its agents agree to perform their obligations specifically set forth in this Deposit Agreement without negligence or bad faith. The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith and in accordance with the terms of this Deposit Agreement. The Depositary shall not incur any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for the content of any information submitted to it by the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities or for any tax consequences that may result from the ownership of ADSs, Shares or Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of this Deposit Agreement or for the failure or timeliness of any notice from the Company.

         (21) Resignation and Removal of the Depositary; Appointment of
              ---------------------------------------------------------
Successor Depositary. The Depositary may at any time resign as Depositary under
--------------------
the Deposit Agreement by written notice of resignation delivered to the Company, such resignation to be effective on the earlier of (i) the 60th day after delivery thereof to the Company, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal which notice shall be effective on the earlier of (i) the 60th day after delivery thereof to the Depositary, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor. The predecessor depositary, upon payment of all sums due it and on the written request of the Company, shall (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder (other than as contemplated in the Deposit Agreement), (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders. Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

         (22) Amendment, Supplement. This Receipt and any provisions of the
              ---------------------
Deposit Agreement may at any time and from time to time be amended or supplemented by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the prior written consent of the Holders or Beneficial Owners. Any amendment or supplement which shall impose or increase any fees or charges (other than the charges of the Depositary in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or which shall otherwise prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of 30 days after notice of such amendment or supplement shall have been given to the Holders of outstanding Receipts. The parties hereto agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or Shares to be traded solely in electronic bookentry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial Owner at the time any amendment or supplement so becomes effective shall be deemed, by continuing to hold such ADS, to consent and agree to such amendment or supplement and to be bound by the Deposit Agreement as amended or supplemented thereby. In no event shall any amendment or supplement impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the

Deposit Agreement and the Receipt at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, or rules or regulations.

         (23) Termination. The Depositary shall, at any time at the written
              -----------
direction of the Company, terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 60 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided herein and in the Deposit Agreement, the Depositary may terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination of the Deposit Agreement, the Holder will, upon surrender of such Holders' ADSs at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of ADSs referred to in Article (2) hereof and in the Deposit Agreement and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of

Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in the Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination of the Deposit Agreement, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the Receipts and the Shares, Deposited Securities and ADSs, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except as set forth in the Deposit Agreement.

         (24) Compliance with U.S. Securities Laws. Notwithstanding any
              ------------------------------------
provisions in this Receipt or the Deposit Agreement to the contrary, the withdrawal or delivery of Deposited Securities will not be suspended by the Company or the Depositary except as would be permitted by Section I.A.(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

         (25) Certain Rights of the Depositary; Limitations. Subject to the
              ---------------------------------------------
further terms and provisions of this Article (25), the Depositary, its affiliates and their agents, on their own behalf, may own and deal in any class of securities of the Company and its affiliates and in AmSs. The Depositary may issue ADSs against evidence of rights to receive Shares from the Company, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. In its capacity as Depositary, the Depositary shall not lend Shares or ADSs nor deliver Shares prior to the receipt and cancellation of ADSs; provided, however, that the Depositary may (i) issue ADSs prior to the receipt of Shares pursuant to Section 2.3 of the Deposit Agreement (each such transaction a "Pre-Release Transaction") and (ii) deliver Shares upon the receipt and cancellation of ADSs pursuant to Section 2.7 of the Deposit Agreement, including ADSs which were issued under (i) above but for which Shares may not have been received. The Depositary may receive ADSs in lieu of Shares under (i) above and receive Shares in lieu of ADSs under (ii) above. Each such Pre-Release Transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom ADSs or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or ADSs that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the

Depositary as owner of such Shares or ADSs in its records and to hold such Shares or ADSs in trust for the Depositary until such Shares or ADSs are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or ADSs and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADSs and Shares involved in such Pre-Release Transactions at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of ADSs and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

                    (ASSIGNMENT AND TRANSFER SIGNATURE LINES)



        FOR VALUE RECEIVED, the undersigned Holder hereby sell(s), assign(s) and
transfer(s) unto                 whose taxpayer identification number is
                 ---------------
                and whose address including postal zip code is                ,
---------------                                                ---------------
the within Receipt and all rights thereunder, hereby irrevocably constituting
and appointing                 attorney-in-fact to transfer said Receipt on the
               ---------------
books of the Depositary with fall power of substitution in the premises.



Dated:                                   Name:
                                               ---------------------------------
                                               By:
                                               Title:




                                         NOTICE: The signature of the Holder to
                                         this assignment must correspond with
                                         the name as written upon the face of
                                         the within instrument in every
                                         particular, without alteration or
                                         enlargement or any change whatsoever.




SIGNATURE GUARANTEED

---------------------

                                    Legends
                                    -------



         [The Receipts issued in respect of Partial Entitlement American Depositary Shares shall bear the following legend on the face of the Receipt: "This Receipt evidences American Depositary Shares representing "partial entitlement" Ordinary Shares of Cookson Group plc and as such do not entitle the holders thereof to the same per-share entitlement as other Ordinary Shares (which are "full entitlement" Ordinary Shares) issued and outstanding at such time. The American Depositary Shares represented by this Receipt shall entitle holders to distributions and entitlements identical to other American Depositary Shares when the Ordinary Shares represented by such American Depositary Shares become "full entitlement" Ordinary Shares.]

                                   EXHIBIT B

                                  FEE SCHEDULE

                      DEPOSITARY FEES AND RELATED CHARGES

     All capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Deposit Agreement.

  I.       Depositary Fees

                   The Company, the Holders, the Beneficial Owners and the persons depositing Shares or surrendering ADSs for cancellation agree to pay the following fees of the Depositary:



--------------------------------------------------------------------------------
    Service                         Rate                      By Whom Paid
------------------------ -------------------------------------------------------
--------------------------------------------------------------------------------
  (1)  Issuance of ADSs upon     Up to $5.00 per 100        Person for whom
       deposit of Shares         ADSs (or fraction          deposits are made or
       (excluding issuances      thereof) issued            party receiving ADSs
       contemplated by
       paragraphs (3)(b) and
       (5) below).
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  (2)  Delivery of Deposited     Up to $5.00 per 100        Person surrendering
       Securities, property      ADSs (or fraction          ADSs or making
       and cash against          thereof) surrendered.      withdrawal.
       surrender of ADSs.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  (3)  Distribution of (a)       No fee.                    Person to whom
       cash dividend or (b)                                 distribution is made
       ADSs pursuant to
       stock dividends (or
       other free
       distribution of
       stock).
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  (4)  Distribution of cash      Up to $2.00 per 100        Person to whom,
       proceeds (i.e. upon       ADSs held.                 distribution is made
       sale of rights and
       other entitlements).
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  (5)  Distribution of ADSs      Up to $5.00 per 100        Person to whom
       pursuant to exercise      ADSs issued.               distribution is made
       of rights.
--------------------------------------------------------------------------------

II. Charges, Holders, Beneficial Owners, persons depositing Shares for deposit
    -------
and persons surrendering ADSs for cancellation and for the purpose of withdrawing Deposited Securities shall be responsible for the following charges:

(i) taxes (including applicable interest and penalties) and other governmental charges;

(ii) such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities on the share register and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing Shares or Holders and Beneficial Owners of ADSs;

(iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency;

(v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs; and

(vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities.

                                           June 1, 2005

Via Telecopier and Courier
--------------------------

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Attention:      Paul Dudek, Esq.
                Division of International Corporate Finance

                               Cookson Group plc

      Post-Effective Amendment No. 1 to Registration Statement on Form F-6
      --------------------------------------------------------------------
                          (Registration No. 333-9298)
                           --------------------------

Dear Mr. Dudek:


         Citibank, N.A., as depositary (the "Depositary") and acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of September 14, 1998 by and among the Depositary, Cookson Group plc, a company organized under the laws of England and Wales (the "Company"), and all holders and beneficial owners of American Depositary Receipts, evidencing American Depositary Shares, each representing five (5) ordinary shares, par value 1p each, of the Company, hereby requests that the effectiveness of the Post-Effective Amendment No.1 to Registration Statement on Form F-6 (Registration No. 333-9298) be accelerated to 5:00 P.M. on June 1, 2005 or as soon thereafter as possible.

         Please call me at (212) 816-6691 if you have any questions.

                                              Very truly yours,

                                              /s/ Dana R. Lowe

                                              Dana R. Lowe



cc:      Mary Gormley (Citibank, N.A.)